Filed Pursuant to Rule 424(b)(5)
Registration No. 333-171575

Prospectus Supplement

To prospectus dated February 1, 2011

4,000,000 Shares

Quality Distribution, Inc.

Common Stock

We are selling 2,000,000 of the shares of common stock and certain of our stockholders are selling 2,000,000 of the shares of common stock being offered hereby. Certain of our stockholders may sell up to an additional 600,000 shares in the event the underwriters exercise the over-allotment option, as described below. We will not receive any proceeds from the sale of the shares by the selling stockholders in this offering and the sale of the shares by the selling stockholders upon the exercise by the underwriters of their over-allotment option, as discussed below.

Our common stock is traded on The NASDAQ Global Market under the symbol “QLTY.” The last reported sale price on February 3, 2011 was $9.87 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-22 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$9.50	$38,000,000
Underwriting discounts and commissions	$0.475	$ 1,900,000
Proceeds, before expenses, to us	$9.025	$18,050,000
Proceeds, before expenses, to selling stockholders	$9.025	$18,050,000

The underwriters have an option to purchase up to 600,000 additional shares from the selling stockholders to cover over-allotments of shares. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. We will not receive any proceeds from the sale of the shares by the selling stockholders upon the exercise by the underwriters of their over-allotment option.

The underwriters expect to deliver the shares of common stock to purchasers on February 9, 2011.

Credit Suisse	Goldman, Sachs & Co.	RBC Capital Markets

Stifel Nicolaus Weisel

SunTrust Robinson Humphrey
Cantor Fitzgerald & Co.
Moelis & Company
Ladenburg Thalmann & Co. Inc.
Sterne Agee

The date of this prospectus supplement is February 3, 2011.

Prospectus Supplement

Prospectus

We have not authorized to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this prospectus supplement and the accompanying prospectus in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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CERTAIN TERMS

In this prospectus supplement, unless the context otherwise requires or indicates:

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(i) the terms “our company,” “Quality Distribution,” “QDI,” “we,” “us” and “our” refer to Quality Distribution, Inc. and its consolidated subsidiaries and their predecessors and (ii) the term “QD LLC” refers to our wholly owned subsidiary, Quality Distribution, LLC, and its consolidated subsidiaries and their predecessors;

•	“Apollo” or the “Sponsor” means Apollo Management, L.P., together with its affiliates;

•	the “2018 Second Secured Notes” means our outstanding 9.875% Second-Priority Senior Secured Notes due 2018;

•	the “2013 PIK Notes” means our outstanding 11.75% Senior Subordinated PIK Notes due 2013; and

•	the “ABL Facility” means the asset-based revolving credit facility that we entered into on December 18, 2007, as it may be amended, modified, refinanced or replaced.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

Information contained in or connected to our website does not constitute part of this prospectus supplement or the accompanying prospectus.

MARKET AND INDUSTRY DATA

Market and industry data and other statistical information used throughout this prospectus supplement or the documents incorporated by reference herein are based on independent industry publications, government publications and other published independent sources, including Bulk Transporter’s Tank Truck Carrier 2009 Annual Gross Revenue Report and publications of the Association of American Railroads (“AAR”). Some data are also based on our good faith estimates, which are derived from our review of management’s knowledge of the industry and independent sources. Although we believe that this information is reliable, we cannot guarantee its accuracy and completeness, nor have we independently verified it. We also obtain certain other market share and industry data from internal company analyses and management estimates, and based on our knowledge of the industry. While we believe such internal company analyses and management estimates are reliable, no independent sources have verified such analyses and estimates. Although we are not aware of any misstatements regarding the market share and the industry data that we present in this prospectus supplement, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements and Certain Considerations.”

Our logo and other trademarks mentioned in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein are our property. Solely for convenience, our trademarks referred to in this prospectus supplement or accompanying prospectus are without the ® or ™ symbol, as applicable, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Other brand names or trademarks appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein are the property of the respective owners.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, including the financial statements and related notes, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the over-allotment option granted to the underwriters is not exercised.

Our Company

We operate the largest chemical bulk tank truck network in North America through our wholly owned subsidiary, Quality Carriers, Inc. (“QCI”), and are also the largest provider of intermodal tank container and depot services in North America through our wholly owned subsidiary, Boasso America Corporation (“Boasso”). We operate an asset-light business model and service customers across North America through our network of 29 independent affiliates, 97 trucking terminals (91 of which are operated by independent affiliates), 8 intermodal tank depot services terminals and approximately 2,700 drivers (approximately 2,300 of whom work within our independent affiliate network). We also own or lease approximately 4,600 tank or specialty trailers, the majority of which we lease or sublease to our independent affiliates to help facilitate our business. These trailers generally have long useful lives and we believe that increasing their utilization can significantly improve our operating income due to high operating leverage. Given the specialty nature of the services we provide and the size of our existing network, we believe there are significant barriers to entry to our industry.

In 2009, we generated operating revenue of $613.6 million, of which the bulk tank truck business accounted for $460.4 million or 75% and Boasso accounted for $79.5 million or 13%. The remaining $73.7 million consisted primarily of rental revenue and revenue from our previously-owned tank wash business, which we sold during the fourth quarter of 2009. In the twelve-month period ended September 30, 2010, we generated operating revenue of $672.1 million, of which the bulk tank truck business accounted for $506.0 million or 75% and Boasso accounted for $97.9 million or 15%. The remaining $68.2 million consisted primarily of rental revenue.

Trucking

In our bulk tank truck business, we primarily transport a broad range of chemical products, primarily through our affiliate network, and provide our customers with logistics and other value-added services. We believe we have the leading market share (estimated at 14% in 2009) in the chemical and food grade bulk transportation market (which we estimated to be $4.0 billion in 2009). We are a core carrier for many of the major companies engaged in chemical processing, including Ashland, BASF, Dow, DuPont, ExxonMobil, Georgia-Pacific, Honeywell, PPG Industries, Procter & Gamble, Sunoco and Unilever, and we provide services to most of the top 100 chemical producers with United States operations.

Our independent affiliates generally own or lease their terminals, employ drivers and manage independent owner-operators, pay all tractor operating expenses, lease trailers from us and provide national network capacity. Each affiliate is an independent company that generally has an exclusive contract with us to operate under the Quality Carriers® mark and receive a percentage of gross revenues collected on each shipment they transport. We in turn provide various services to the independent affiliates, including working capital, back office and sales support, technology support, insurance and cash flow management and regulatory compliance oversight. Typically, we receive 15% of the revenue (excluding fuel surcharges) generated on loads hauled by the independent affiliates and we also lease our trailers to the independent affiliates (generating additional revenue above our typical 15% revenue share), who have significant contractual limitations on their ability to lease or purchase trailers from sources other than us. We view the trailer leasing business as attractive given the low upfront costs, long useful life, limited maintenance and attractive return on investment. Due to several factors, including our ownership of the customer contracts and relationships, the presence of non-compete agreements with the independent affiliates, and our ownership of the trailers, our relationships with the independent affiliates tend to be long-term in nature, with minimal voluntary turnover.

Twenty-six out of our 29 independent affiliates have been associated with us for more than five years and we derived approximately 77%, 94% and 95% of our operating revenue (excluding Boasso) in 2009, the twelve-month period ended September 30, 2010 and the nine-month period ended September 30, 2010, respectively, from independent affiliate operations. We believe that the greater proportion of operating revenue derived from independent affiliate operations during the nine-month period ended September 30, 2010 (the first nine-month period following the sale of our tank wash business in the fourth quarter of 2009) is likely to be indicative of the proportion of operating revenue derived from independent affiliate operations in the future. Our affiliate-based model is an asset-light, variable-cost based model that enables us to leverage our independent affiliates and better serve customers while minimizing capital requirements and fixed costs and maximizing shareholder value. We believe our asset-light business model will enable us to benefit from an economic recovery without incurring substantial capital expenditures.

Our well-established coast-to-coast geographic footprint and our proximity to major chemical production facilities and ports afford us certain advantages that many of our smaller competitors lack. These advantages include the ability to dedicate significant capacity with prompt response times to customers across all of North America, enhanced lane density and efficiencies in driver recruiting.

Our transportation revenue is a function of the volume of shipments by the bulk chemical industry, prices, the average number of miles driven per load, our market share and the allocation of shipments between tank truck transportation and other modes of transportation such as rail. The volume of shipments of chemical products is, in turn, affected by many diverse industries and end-use markets, including consumer and industrial products, paints and coatings, paper and packaging, agriculture and food products, and tends to vary with changing economic conditions. In 2010, we experienced some year-over-year volume improvements and believe this trend could continue as the economy recovers. For the 26-week period through January 22, 2011, the sum of chemical freight car loads reported by the Association of American Railroads (“AAR”), which we consider to be a key metric indicating the level of overall chemical transportation activity, is up 6.9% year-on-year over the comparable period.

Container Services

Boasso is the largest North American provider of ISO (International Organization for Standardization) tank container transportation and depot services, with eight terminals located in the eastern half of the United States. In addition to intermodal ISO tank transportation services, Boasso provides tank cleaning, heating, testing, maintenance and storage services to customers. Boasso provides local and over-the-road trucking primarily within proximity of the port cities where its depots are located and also sells equipment that its customers use for portable alternative storage or office space.

Demand for ISO tank containers is driven by the volume of imports and exports of chemicals through United States ports. Boasso’s revenues are accordingly impacted by this import/export volume, in particular the number and volume of shipments through ports at which Boasso has terminals, as well as by Boasso’s market share. Economic conditions and differences among the laws and currencies of nations may impact the volume of shipments as well. We believe this business will continue to benefit from the trend towards globalization of petrochemical production, leading to greater quantities of chemicals being imported into North America. In the year-to-date period through November 2010, U.S. chemical trade volume was up 16.0% year-on-year over the comparable period in 2009 according to USA Trade Online.

Recent Strategic Initiatives

During the recent economic slowdown, we implemented several important initiatives designed to enhance our operating flexibility and improve our competitive positioning. As a result, we believe we are well-placed to take advantage of opportunities as the economy recovers and volumes in our industry rebound. These initiatives are summarized below:

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Simplification of business model and transition to asset-light independent affiliate network. We transitioned the majority of our company-operated terminals to affiliates, resulting in a highly variable cost structure with relatively minimal capital investment requirements. Our trucking terminals are currently 94% affiliate-operated, compared with 45% as of December 31, 2007. We also moved towards a smaller number of stronger independent affiliates leading to a simpler, more efficient business model with improved customer service.

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Implemented $45 million cost saving programs. During 2008 and 2009, we embarked on a major initiative achieving $45 million in cost savings through reductions in overhead expenses, headcount reductions (including as a result of transitioning company-operated terminals to independent affiliates), closure of selected facilities, and fuel purchase discounts, among other areas. These savings have been fully implemented and achieved, leading to improved competitive positioning and a more favorable and flexible cost structure. For instance, we reduced corporate headcount by 34%, while our total number of employees decreased by 60%. We also consolidated and rationalized under-performing terminals, reducing total number of terminals by 38% from 169 to 105, while transitioning most of the business from these under-performing terminals to our remaining terminals. We believe that as we grow our business, we will be able to retain a substantial majority of the benefits from our cost savings initiatives, which we believe will lead to increased margins.

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Divestiture of non-core tank wash business. In October 2009, we sold our tank wash business for $13.0 million. The business was non-core to us and the sale enabled us to deploy our resources more efficiently and focus on growing the core transport and logistics business. We believe the changes in our business activities as a result of the sale of the tank wash business will reduce our environmental compliance costs going forward.

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Extension of debt maturities. In November 2010, we completed an offering of our 2018 Second Secured Notes, the proceeds of which were used to retire certain of our existing notes maturing in 2012 and 2013, significantly extending our principal debt maturities. Our existing lower cost debt under our ABL Facility remained in place and provides us with the flexibility of a capital structure that has no maintenance covenants so long as borrowing availability under our ABL Facility exceeds $20 million. We had $65.3 million and $79.6 million of borrowing availability under our ABL Facility as of September 30, 2010 and December 31, 2010, respectively.

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Increased focus on cash flow generation. As a result of our shift to a more asset-light model with an independent affiliate network, we believe we have created a more cash-efficient business model. With minimal maintenance capital investment requirements (net capital expenditures estimated at approximately 1% of sales) we believe our business model allows for significant cash flow generation. As a result of this increased focus on cash flow generation, in the twelve-month period ended September 30, 2010 our net cash provided by operating activities was $21.9 million, Free Cash Flow (as defined below) was $19.2 million and diluted earnings per share was $0.36.

Our Industry

Trucking

The bulk tank truck market in North America includes all products shipped by bulk tank truck carriers and consists mainly of liquid and dry bulk chemicals (including plastics) and bulk dry and liquid food-grade products. We estimate, based on industry sources, that the highly fragmented North American for-hire segment of the bulk transport market generated revenues of approximately $5.7 billion in 2009. We specifically operate in the for-hire chemical and food grade bulk transport market (which we estimated to be $4.0 billion in 2009). We believe we have the leading market share (estimated at 14% in 2009) in this sector based on revenues. We operate the largest for-hire chemical bulk tank truck network in North America comprising terminals, tractors and trailers. We believe managing a larger carrier network facilitates customer service and lane density, and provides a more favorable cost structure for us and for our affiliates. As such, we believe we are well-positioned to expand our business by increasing our market share.

The chemical bulk tank truck industry growth is generally dependent on volume growth in the industrial chemical industry, the rate at which chemical companies outsource their transportation needs, the overall capacity of the rail system and, in particular, the extent to which chemical companies make use of the rail system for their bulk chemical transportation needs.

We consider U.S. rail carloads of chemicals (calculated using the data reported by AAR on a weekly basis) a key metric since we believe it has historically been indicative of transportation activity involving chemicals. As summarized in the chart below, this metric has been trending positively recently, posting 62 consecutive weeks of year-over-year growth on a rolling 12-week average basis through January 22, 2011 which we believe can be considered a positive sign for our business prospects in this sector.

Rolling 12-Week Average of Carloads of Chemicals on U.S. Railroads

Source: Association of American Railroads (AAR).

Note: Data as of January 22, 2011.

We believe the most significant factors relevant to our future business growth are the ability to obtain additional business from existing customers, add new customers, improve the utilization of our trailer fleet and add and retain qualified drivers.

Our industry is characterized by high barriers to entry such as the time and cost required to develop the operational infrastructure necessary to handle sensitive chemical cargo, the financial and managerial resources required to recruit and train drivers, substantial industry regulatory requirements, strong customer relationships and the significant capital investments required to build a fleet of equipment and establish a network of terminals.

The tank truck business is competitive and fragmented. We compete primarily with other tank truck carriers and dedicated private fleets in various states within the United States and Canada. Competition from for-hire carriers is composed of fewer than ten large carriers, most of which have other businesses that do not compete with ours, and more than 200 smaller, primarily regional carriers. With respect to certain aspects of our business, we also compete with intermodal transportation and railroads. Intermodal transportation has increased in recent years. Competition for the bulk tank truck services is based primarily on rates and service. We believe that we enjoy significant competitive advantages over other tank truck carriers because of our asset-light model, variable cost structure, overall fleet size and national terminal network.

Container Services

We estimate that the North American ISO tank container transportation and depot services market generated revenues of approximately $205 million in 2009. The ISO tank container business generally provides services that facilitate the global movement of liquid and dry bulk chemicals, pharmaceuticals and food grade products.

The proliferation of global import/export of bulk liquid chemicals has driven the movement of basic manufacturing out of the United States and has resulted in an increase in chemical plant infrastructure to service these off-shore industries. Driven by this globalization, the ISO tank container market is a growing sector of the overall liquid bulk chemical transportation sector. Furthermore, chemical manufacturers have sought to efficiently transport their products by utilizing ISO tank containers. The resulting demand for distributors that can offer a broad range of services within the supply chain will drive future growth in this sector. We believe that Boasso will benefit from these trends because of its market leadership, experience and track record.

Boasso competes primarily with other national, regional and local tank truck carriers and dedicated private fleets as well as local and regional dry container transporters. Competition in our ISO container services business depends on which competitors have facilities that are proximate to the ports serviced by Boasso. Among competitors for a port location, competition is based primarily on rates and service.

Our Competitive Strengths

We believe the following competitive strengths will enable us to sustain our market leadership and continue to grow our business:

Largest Tank Truck Network in a Fragmented Industry

We operate the largest tank truck network in North America with a 14% share of the highly fragmented $4.0 billion for-hire chemical and food grade bulk transport market, in each case estimated by us based on figures contained in Bulk Transporter’s Tank Truck Carrier 2009 Annual Gross Revenue Report. We believe our unique large nationwide network covers all major North American chemical shippers and enables us to serve customers with both international and national requirements better than competitors, the majority of which are regionally focused. Our size allows us, our independent affiliates and our independent owner-operators to benefit from economies of scale in the purchasing of supplies and services, including fuel, tires and insurance coverage. We believe our greater network density allows us to create efficiencies by increasing utilization through reduced “empty miles” with more opportunities to generate backhaul loads.

Asset-Light Business Model

Our extensive use of independent affiliates and independent owner-operators results in a highly variable cost structure with relatively minimal net capital investment requirements. Due to our recent transition to a predominantly affiliate-based business model, we expect our net capital expenditures to generally amount to approximately 1% of operating revenues annually, compared to the industry average of more than 10% for truckload carrier companies. This model also contributes to the stability of our cash flow and margins and increases our return on capital. The independent affiliates are responsible for capital investments and most of the operating expenses related to the business they service, including the capital costs related to purchasing and maintaining tractors. Typically, independent affiliates purchase or lease tractors for their business directly from the manufacturers and lease trailers from us. Independent owner-operators are independent contractors who supply one or more tractors and drivers for our own or our independent affiliates’ use. As with independent affiliates, independent owner-operators are responsible for most of the operating expenses related to the business they service, including costs related to the acquisition and maintenance of tractors.

We prefer to own the trailers as they provide us with a stable source of lease income, as well as access to attractive capital through the ABL Facility. Through proper maintenance, we are typically able to extend the useful lives of trailers beyond 15-20 years, leading to operational flexibility.

Core Carrier to Blue Chip Chemical Companies

We provide services to most of the top 100 chemical producers with U.S. operations, including many Fortune 500 companies and other major companies engaged in chemical processing. Our key customers include Ashland, BASF, Dow, DuPont, ExxonMobil, Procter & Gamble and PPG Industries. In 2010, we estimate that our top 10 customers are expected to account for approximately 36% of our trucking revenue, and none of our customers are expected to account for more than 7% of our trucking revenue in 2010. Our ability to maintain these business relationships reflects our service performance and commitment to safety and reliability. We have established long-term customer relationships with these clients, which help us attract and retain experienced independent affiliate terminal operators and drivers. Our team of national account vice presidents and directors have decades of experience in our industry, which we believe enables them to provide practical solutions to complex customer issues.

Exposure to High Growth International Market

Through Boasso’s operations, we have significant exposure to high growth international markets. Boasso is the leading provider of ISO tank container over-the-road transportation and depot services in North America. The ISO tank container transportation market has experienced significant growth recently as international chemical trade has increased and chemical manufacturers move towards greater utilization of ISO tanks and standardized intermodal tank containers to efficiently transport their products around the world via sea, land and air. According to USA Trade® Online, in the ten years from 1999-2009, total chemical imports and exports grew at a 6.3% compound annual growth rate, and for the first eleven months of 2010, chemical import and export activity is up 16.0% year-over-year. Boasso’s tank container depots, which provide transportation, cleaning, heating, testing, maintenance and storage services, are located at or near ports in Chalmette, LA; Houston, TX; Newark, NJ; Charleston, SC; Chicago, IL; Detroit, MI; Savannah, GA and Jacksonville, FL. Since we acquired Boasso in 2007, its revenues have increased at a compound annual growth rate of 11.4%.

Diverse Product End-Markets

We serve customers in a number of different industries, whose products reach a diverse group of end-markets. Many of our customers’ major end-markets, such as refining and water treatment, energy, ink and agriculture typically have volumes that we believe are not highly correlated with economic cycles. In addition, our most recent affiliate addition expands our presence in the dry bulk shipping industry. We believe the diversity of our customer base, geography and end-markets provides a competitive advantage.

Stable Pricing Environment

We believe yields in the bulk tank truck industry tend to be more stable than yields in the overall trucking industry. We believe the specialized nature of the bulk tank truck industry, including specifically-licensed drivers, specialized equipment, and more stringent safety requirements create barriers to entry which limit the more drastic swings in supply experienced by the broader trucking industry. Additionally, it is common practice in the bulk tank truck industry for customers to pay fuel surcharges, which enables trucking companies to recover fuel price increases from customers.

Safe and Efficient Operations

We have a strong emphasis on safety in our operations and have a relentless focus on improving productivity and efficiency. Since 2006, we have reduced our Department of Transportation (“DOT”) accident rating from 0.7 to 0.5, which was approximately 30% below the national average of 0.7 in 2009. This proactive approach to safety has resulted in financial benefits by enabling us to reduce our insurance deductibles from $5 million to $2 million and obtain letter of credit reductions of $22 million in the past few years. In addition, our insurance costs have decreased from over $23 million in 2007 to approximately $14 million in 2009. Given the nature of the cargo we haul, which requires a high degree of careful handling, we believe that our strong focus on safety creates a competitive advantage for us. We believe we are well positioned to comply with the recent implementation of the Federal Motor Carrier Safety Administration’s (“FMCSA”) Comprehensive Safety Analysis 2010 (“CSA”) program, which has imposed additional safety standards on the industry.

Strong Management Team with a Track Record of Success

Our management team, led by our Chief Executive Officer, Gary Enzor, successfully navigated our business through the recent economic slowdown, by implementing cost savings measures and by leading the transition to an affiliate-based network, among other initiatives. As a result, we believe we are well positioned to benefit from an economic recovery. Mr. Enzor, as well as our President and Chief Operating Officer, Steve Attwood, our Executive Vice President and Chief Financial Officer, Joe Troy, and other senior managers have significant managerial, operational and financial experience and have implemented various operational initiatives to improve productivity. Our management team has demonstrated its ability to acquire and integrate assets, as well as divest non-core businesses, as evidenced by the acquisition of Boasso in December 2007 and the divestiture of the QSI tank wash business in October 2009.

Our Growth Strategy

Building on the strengths mentioned above, we plan to grow our revenue and increase cash flow and profitability as follows:

Pursue Attractive Growth Opportunities

Grow Business with Blue Chip Customers

We plan to leverage our strong existing relationships with the major chemical shippers to increase our market share of these customers’ volumes. For example, in the past few years, due to our strong commitment to customer service, we have been the sole source provider for one major chemical shipper and have grown revenue from $1 million in 2004 to $16 million in 2009. In addition, we increased our revenue with another major chemical distributor from $3 million in 2004 to $22 million in 2009 by leveraging our national network, solutions approach and customer service. Through our dedicated salesforce, we maintain an active and robust pipeline of potential opportunities to grow our business. We believe our business model allows our existing infrastructure to absorb significant additional volume without the need for major capital expenditures.

Expand Through Acquisitions and New Affiliations

We have strong organizational competence which we believe will allow us to identify and evaluate potential opportunities to acquire assets and businesses and increase our affiliate network. We believe that the various services we provide to our independent affiliates, including working capital, back office and sales support, technology support, insurance and cash flow management and regulatory compliance oversight, make our platform attractive for our affiliates. We believe we can make selective, highly accretive add-on acquisitions on an opportunistic basis to supplement our existing core business. For example, in 2007, we acquired Boasso, the largest North American provider of ISO intermodal tank container transportation and depot services. In addition to acquiring companies, we are able to grow externally by bringing new affiliates onto our platform. For example, on May 1, 2010, we added F.T. Silfies, a dry bulk carrier with annual revenues of approximately $14 million, primarily servicing the east coast markets, to our affiliate network.

New Markets

In 2010, we launched an initiative to identify complementary markets to enhance organic growth in our chemical business. Specifically, in our fourth fiscal quarter of 2010, we began marketing transportation services to the frac shale natural gas and oil drilling industry. The addressable market is extensive and we believe is growing at a faster rate than our core chemical market. As we attempt to penetrate this segment, we will seek to build a sizable share as the market is currently served primarily by small under-resourced carriers. In addition to growth potential, we believe that the returns in the energy market are very compelling with higher margins and better equipment utilization that we believe is more than three times what we experience in our core chemical business. In early 2011, we began hauling fresh water to drill sites for two customers in the Marcellus Shale region of Pennsylvania and are in contract discussions to provide services to other customers as well. We are optimistic that this new market can be a significant contributor to our 2011 revenue growth.

Enhance Independent Affiliate Trucking Operations

We have focused over the last two years and continue to focus on a less capital-intensive business model based on our 29 independent affiliates. We believe these actions reduce certain fixed costs and provide a more flexible, variable cost structure. In 2008 and 2009, we transitioned the majority of our company-operated terminals to independent affiliates. We also moved one-third of our sales representatives to the independent affiliates to better cover key regional accounts. As a result of these actions and the sale of our tank wash business, we generated approximately 94% and 95% of our revenue in the twelve-month period ended September 30, 2010 and the nine-month period ended September 30, 2010, respectively, from independent affiliates. We believe that the greater proportion of operating revenue derived from independent affiliate operations during the nine-month period ended September 30, 2010 (the first nine-month period following the sale of our tank wash business in the fourth quarter of 2009) is likely to be indicative of the proportion of operating revenue derived from independent affiliate operations in the future. At the same time, due to our ownership of the customer contracts and relationships, presence of non-compete agreements with the independent affiliates, and our ownership of the trailers, our relationships with the independent affiliates tend to be long-term in nature, with minimal voluntary turnover. We also monitor volume performance of each affiliate on a regular basis to ensure operating performance is in line with management’s expectations. We work proactively with our affiliates to take corrective action or render assistance where appropriate and have certain contractual mechanisms in place to remedy sustained underperformance. We believe our selected independent affiliates are also generally well-financed and have the capacity to increase their revenue base while maintaining a high level of customer service.

Focus on Driver Recruitment and Retention

We are committed to being a driver-focused company that provides both technical support and personal respect to these professionals. We believe we offer competitive compensation at a premium compared to most commercial driving opportunities. With an average haul length of 300 miles, the drivers are also generally home more frequently. Our driver organization contains field-based recruiters who augment the friendly, small business environment provided by our business model. As the overall economy improves, we believe our ability to attract drivers could prove to be a significant competitive advantage to us.

Increase Trailer Utilization

At December 31, 2010, we owned or leased approximately 4,600 trailers, the majority of which we lease or sublease to affiliates. Trailer leasing is a key component of our business model. Through proper maintenance, we are typically able to extend the useful lives of trailers beyond 15-20 years, leading to operational flexibility. Our independent affiliates have significant contractual limitations on their ability to lease or purchase trailers from sources other than us, helping ensure their continued utilization. Based on our current trailer fleet, we believe we have the ability to continue to capture additional business volume with minimal capital expenditures. To increase our trailer utilization, we also actively pursue opportunities to lease our trailers to third parties other than our independent affiliates. The operating leverage inherent in our business model allows a significant portion of any incremental revenue generated through increased trailer utilization to flow through to our operating income.

Recent Developments

Preliminary Financial Results for Fiscal Quarter Ended December 31, 2010

We have not completed our year-end closing for the fiscal year ended December 31, 2010 and our auditors have only recently begun their audit. Based on our preliminary expectations (which are subject to material revisions as we finalize our results and the audit is completed), we estimate that:

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For the three-month period ended December 31, 2010, we expect total revenue to be approximately $165.0 million, and Consolidated Adjusted EBITDA to be within the range of $14.4 million to $14.7 million.

•	For the three-month period ended December 31, 2010, we expect operating income to be within the range of $6.7 million to $7.0 million.

•	For the three-month period ended December 31, 2010, we expect a net loss to be within the range of $(0.53) and $(0.51) per diluted share.

•	For the three-month period ended December 31, 2010, we expect our adjusted net income to be within the range of $0.05 and $0.06 per diluted share.

•

The adjusted net income per diluted share excludes approximately $9.1 million of charges associated with the Company’s debt refinancing, $3.2 million of restructuring costs and $0.7 million of costs associated with an unconsummated offering of Company securities during the fourth quarter. The debt refinancing charges include the non-cash write-off of deferred financing costs of approximately $7.4 million, and approximately $1.7 million of excess cash interest expense resulting from having additional debt outstanding during the required 30-day notification period prior to the debt redemption. The restructuring charges primarily include approximately $2.2 million of costs related to the consolidation of corporate office space.

•

Consolidated Adjusted EBITDA for the three-month period ended December 31, 2010 excludes the approximately $3.2 million of restructuring charges, $0.7 million of costs associated with an unconsummated offering of Company securities and $0.6 million of employee non-cash compensation.

•

For the year ended December 31, 2010, we expect total revenue to be approximately $686.0 million, operating income to be within the range of $36.4 million to $36.7 million and Consolidated Adjusted EBITDA to be within the range of $62.4 million to $62.7 million and adjusted net income to be within the range of $0.29 and $0.30 per diluted share.

•	Cash and total debt at December 31, 2010 were approximately $1.8 million and $317.3 million, respectively.

•	Availability under the ABL Facility was $79.6 million at December 31, 2010 and the outstanding borrowings under the ABL Facility were $38.5 million.

•	Capital expenditures for the three-month period ended December 31, 2010 were approximately $3.0 million, and net proceeds from sales of property and equipment were approximately $4.6 million.

Reconciliation of Estimated Adjusted Net Income and Estimated Adjusted Net Income per Share to Estimated Net Loss

Adjusted Net Income and Adjusted Net Income per Share are not measures of financial performance or liquidity under United States generally accepted accounting principles (“GAAP”). Adjusted Net Income and Adjusted Net Income per Share are presented herein because they are important metrics used by management to evaluate and understand the performance of the ongoing operations of our business. For Adjusted Net Income, management uses a 39% tax rate for calculating the provision for income taxes to normalize our tax rate to that of competitors, and to compare our reporting periods with different effective tax rates. In addition, in arriving at Adjusted Net Income and Adjusted Net Income per Share, we adjust for significant items that are not part of regular operating activities. For the reconciliation below, the adjustments include charges related to a restructure plan which began in the second quarter of 2008 and concluded in 2010, write-off of debt issuance costs, write-off of unconsummated stock offering costs and excess interest from our recent debt refinancing.

The following table presents the calculation of Estimated Adjusted Net Income and Estimated Adjusted Net Income per Share ranges for the periods presented:

	Three months ended December 31, 2010		Year ended December 31, 2010
(in millions, except per share amounts)	Low	High	Low	High
Estimated net loss	$(11.0)	$(10.7)	$(7.7)	$(7.4)
Estimated net loss per common share:
Basic	$(0.53)	$(0.51)	$(0.38)	$(0.36)

Diluted	$(0.53)	$(0.51)	$(0.38)	$(0.36)

Weighted average number of shares:
Basic	20.9	20.9	20.4	20.4
Diluted	20.9	20.9	20.4	20.4
Reconciliation:
Adjustments to estimated net loss:
(Benefit from) provision for income taxes	(0.2)	(0.2)	0.5	0.5
Write-off of deferred financing costs	7.4	7.4	7.4	7.4
Restructuring costs	3.2	3.2	7.8	7.8
Costs associated with unconsummated stock offering	0.7	0.7	0.7	0.7
Excess interest from debt refinancing	1.7	1.7	1.7	1.7

Estimated adjusted income before income taxes	1.8	2.1	10.4	10.7
Provision for income taxes at 39%	0.7	0.8	4.1	4.2

Estimated adjusted net income	$1.1	$1.3	$6.3	$6.5

Estimated adjusted net income per common share:
Basic	$0.05	$0.06	$0.31	$0.32

Diluted	$0.05	$0.06	$0.29	$0.30

Weighted average number of shares:
Basic	20.9	20.9	20.4	20.4
Diluted	22.0	22.0	21.7	21.7

Reconciliation of Estimated Consolidated Adjusted EBITDA to Estimated Operating Income

Estimated Consolidated Adjusted EBITDA for the reconciliation below is defined as operating income before depreciation and amortization, write-off of unconsummated stock offering costs, restructuring costs, employee non-cash compensation and other expense items. Estimated Consolidated Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Estimated Consolidated Adjusted EBITDA may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. Estimated Consolidated Adjusted EBITDA is a measure used by our management to facilitate internal comparisons to competitors’ results and the bulk transportation industry in general. We believe that financial information based on GAAP for highly leveraged businesses, such as ours, should be supplemented by Estimated Consolidated Adjusted EBITDA so investors better understand our financial information in connection with their evaluation of our business.

The following table presents the calculation of Estimated Consolidated Adjusted EBITDA for the periods presented:

	Three months ended December 31, 2010		Year ended December 31, 2010
(in millions)	Low	High	Low	High
Estimated operating income	$6.7	$7.0	$36.4	$36.7
Reconciliation:
Depreciation and amortization	3.8	3.8	16.0	16.0
Employee non-cash compensation	0.6	0.6	2.3	2.3
Other expense items	(0.6)	(0.6)	(0.8)	(0.8)
Costs associated with unconsummated stock offering	0.7	0.7	0.7	0.7
Restructuring costs	3.2	3.2	7.8	7.8

Estimated Consolidated Adjusted EBITDA	$14.4	$14.7	$62.4	$62.7

The preliminary financial data for the year ended December 31, 2010 and the three-month period ended December 31, 2010 included in this prospectus supplement has been prepared by, and is the responsibility of, management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data, and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any form of assurance with respect thereto. Actual results could differ materially as we finalize such results.

Debt Refinancing and Debt Retirement

On November 3, 2010, our subsidiaries, Quality Distribution, LLC and QD Capital Corporation (together with QD LLC, the “Issuers”), issued $225,000,000 in aggregate principal amount of the 2018 Second Secured Notes. The proceeds were used to retire and partially redeem certain indebtedness. See “Capitalization” on page S-37 below. The 2018 Second Secured Notes are guaranteed, jointly and severally, on a senior secured basis by the Company and certain of our existing and future domestic subsidiaries that guarantee our senior secured credit facilities. The guaranteed obligations are secured by a second-priority security interest in the collateral owned by each guarantor.

In December 2010, we issued a notice of redemption to redeem $9,965,000 aggregate principal amount of our 2013 PIK Notes at a redemption price equal to 100% of the principal amount of the 2013 PIK Notes plus accrued and unpaid interest thereon to the redemption date. The redemption occurred on January 20, 2011. Additionally, we also acquired $2,535,000 of our 2013 PIK Notes through open market purchases during December 2010.

Our Formation and Ownership

We were formed in 1994 as a holding company known as MTL Inc., which consummated its initial public offering on September 17, 1994. On June 9, 1998, MTL Inc. was recapitalized through a merger with a corporation controlled by Apollo Investment Fund III, L.P. As a result of the recapitalization, MTL Inc. became a private company. On August 28, 1998, we completed our acquisition of Chemical Leaman Corporation and its subsidiaries, or CLC. Through the 1998 acquisition, we combined two of the then-leading bulk transportation service providers, namely, Montgomery Tank Lines, Inc. and Chemical Leaman Tank Lines, Inc., under one operating company, Quality Carriers, Inc., or QCI. In 1999, we changed our name from “MTL Inc.” to “Quality Distribution, Inc.” On May 30, 2002, as part of a corporate reorganization, we transferred substantially all of our assets to QD LLC, consisting principally of the capital stock of our operating subsidiaries. On November 13, 2003, we consummated the initial public offering of 7,875,000 shares of our common stock. Boasso America Corporation (“Boasso”) became our wholly owned subsidiary in December 2007, when we acquired all of its outstanding capital stock from a third party.

As of February 3, 2011, affiliates of Apollo Management, L.P., or Apollo, owned or controlled approximately 48.7% of our common stock, or approximately 42.7% on a fully diluted basis. Following this offering, affiliates of Apollo will own approximately 36.0% of our common stock and approximately 31.9% on a fully diluted basis. If the overallotment option is exercised in full, Apollo will own approximately 33.5% of our common stock and approximately 29.7% on a fully diluted basis.

Corporate Information

Our company is a Florida corporation formed in 1994. Our principal executive offices are located at 4041 Park Oaks Blvd., Suite 200, Tampa, Florida, 33610, and our telephone number is (813) 630-5826. We are a holding company with no significant assets or operations other than the ownership of 100% of the membership units of QD LLC. Our website address is http://www.qualitydistribution.com. The contents of our website are not incorporated by reference into this prospectus supplement.

THE OFFERING

Issuer	Quality Distribution, Inc.

Common stock offered by us:	2,000,000 shares

Common stock offered by selling stockholders:	2,000,000 shares

Common stock to be outstanding after the offering as of February 3, 2011	23,536,869 shares

Underwriters’ over-allotment option	The selling stockholders have granted the underwriters an option to purchase up to 600,000 shares of our common stock. In the event the underwriters exercise the over-allotment option, we will not receive any of the proceeds from the sale of shares by the selling stockholders.

Use of proceeds	We intend to use the net proceeds from our sale of shares in this offering to retire a portion of our 2013 PIK Notes, whether through redemption, discharge, defeasance, or opportunistically through tender offers and/or open market repurchases. Pending such use of proceeds, we may reduce the amounts owing under our ABL Facility. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including pursuant to an exercise of the over-allotment option.

Dividend Policy	We do not currently anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

The NASDAQ Global Market symbol	QLTY

The last reported sale price on February 3, 2011 was $9.87 per share.

Conflicts of interest

Affiliates of Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc., which are underwriters, are lenders and/or agents under the ABL Facility and may receive more than five percent of the net proceeds of this offering as a result of our intention to repay outstanding borrowings under the ABL Facility as described in “Use of Proceeds.” Thus, Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. are deemed to have a “conflict of interest” under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121, which requires that a “qualified independent underwriter” participate in the preparation of the prospectus and exercise the usual standards of due diligence in respect thereto. RBC Capital Markets, LLC is acting as the qualified independent underwriter. See “Conflicts of Interest.”

Risk Factors	You should carefully consider all of the information set forth in this prospectus supplement and, in particular, the information under the heading “Risk Factors” beginning on page S-22, prior to purchasing the shares of common stock offered hereby.

Unless otherwise indicated, all share information in this prospectus supplement is based on the number of shares of common stock outstanding as of February 3, 2011 and excludes 643,380 shares of common stock reserved for issuance under our stock option plan, 2,578,473 outstanding stock options and warrants representing 442,356 shares of common stock as of February 3, 2011.

Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL DATA

The following table sets forth our summary historical financial information. The historical statement of operations data for the fiscal years ended December 31, 2009, 2008 and 2007 and the historical balance sheet data as of December 31, 2009 and 2008 are derived from, and should be read in conjunction with, our audited financial statements and related notes appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which has been incorporated by reference into this prospectus supplement and the accompanying prospectus. The historical balance sheet data as of December 31, 2007 has been derived from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which has not been incorporated by reference into this prospectus supplement and the accompanying prospectus. The historical statement of operations data and other data for the nine months ended September 30, 2010 and September 30, 2009 and the historical balance sheet data as of September 30, 2010 and September 30, 2009 are derived from our unaudited financial statements incorporated by reference herein which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the period. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

The information contained in this table should also be read in conjunction with “Capitalization” and “Risk Factors” included elsewhere in this prospectus supplement and our financial statements and the related notes incorporated by reference herein.

(dollars in thousands, except per share data)	Year Ended December 31,			Nine Months Ended September 30,		12 Months ended September 30, 2010
	2009	2008	2007	2010	2009
				(unaudited)		(unaudited)
Statement of Operations Data(1)
Operating revenues	$613,609	$815,290	$751,558	$520,833	$462,323	$672,119
Operating expenses:
Purchased transportation	373,539	466,823	471,531	361,481	273,269	461,751
Depreciation and amortization	20,218	21,002	17,544	12,239	15,694	16,763
Impairment charge(2)	148,630	—	—	—	148,630	—
Other operating expenses	186,398	294,487	238,630	117,369	154,072	149,695

Operating (loss) income	(115,176)	32,978	23,853	29,744	(129,342)	43,910
Interest expense, net	28,047	35,120	30,524	25,566	19,769	33,844
Write-off of debt issuance costs	20	283	2,031	—	—	20
Gain on extinguishment of debt	(1,870)	(16,532)	—	—	(675)	(1,195)
Other expense (income)	1,912	(2,945)	940	224	(284)	2,420

(Loss) income before taxes	(143,285)	17,052	(9,642)	3,954	(148,152)	8,821
Provision for (benefit from) income taxes	37,249	4,940	(2,079)	679	36,951	977

Net (loss) income	$(180,534)	$12,112	$(7,563)	$3,275	$(185,103)	$7,844

Net (loss) income per common share:
Basic	$(9.28)	$0.63	$(0.39)	$0.16	$(9.55)	$0.39
Diluted	(9.28)	0.62	(0.39)	0.15	(9.55)	0.36
Weighted average common shares outstanding:
Basic	19,449	19,379	19,336	20,200	19,373	20,012
Diluted	19,449	19,539	19,336	21,610	19,373	21,561

(dollars in thousands, except per share data)	Year Ended December 31,			Nine Months Ended September 30,		12 Months ended September 30, 2010
	2009	2008	2007	2010	2009
				(unaudited)		(unaudited)
Adjusted net (loss) income per common share (3):
Basic	$0.07	$0.02	$(0.03)	$0.26	$0.06	$0.27
Diluted	0.07	0.02	(0.03)	0.24	0.06	0.25
Other Financial Data(1)
Cash paid for interest	$22,704	$30,690	$28,850	$18,542	$15,867	$25,379
Net cash provided by operating activities	39,756	19,593	14,052	11,358	29,213	21,901
Net cash provided by (used in) investing activities	9,577	(8,524)	(63,399)	(2,601)	(630)	7,606
Net cash (used in) provided by financing activities	(50,515)	(13,485)	52,194	(10,352)	(32,574)	(28,293)
Consolidated EBITDA(4)	51,550	58,040	48,635	48,053	37,791	61,812
Pro forma cash paid for interest(5)						27,173
Free cash flow (as defined)(6)	39,067	11,150	9,889	8,757	28,583	19,241
Other Operating Data (at end of period)(1)
Number of terminals at end of period	108	149	169	106	139
Number of trailers operated at end of period	6,410	7,115	7,506	6,127	6,455
Number of tractors operated at end of period	2,839	3,224	3,927	3,031	2,975
Balance Sheet Data (at end of period)(1)
Working capital	$19,016	$44,967	$67,093	$26,903	$35,614
Total assets	279,616	502,103	493,976	284,303	293,567
Total indebtedness, including current maturities	321,284	362,586	349,271	316,228	339,010
Shareholders’ (deficit) equity	(140,736)	31,020	27,300	(134,758)	(152,825)

(1)	On December 17, 2007, we acquired 100% of the stock of Boasso. The results of Boasso have been included in our results since the date of the acquisition.
(2)	The impairment charge resulted from an impairment analysis of goodwill and intangible assets performed during the quarter ended June 30, 2009. Refer to Note 12 to the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3)	Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share are not measures of financial performance or liquidity under GAAP. Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share are presented herein because they are important metrics used by management to evaluate and understand the performance of the ongoing operations of our business. For Adjusted Net Income (Loss), management uses a 39% tax rate for calculating the provision for income taxes to normalize our tax rate, and to compare our reporting periods with different actual effective tax rates. In addition, we adjust Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share for significant items that we believe are not part of regular operating activities. These adjustments include adverse insurance claims development, refinancing costs, gain on early extinguishment of debt which includes the write-off of deferred financing costs, costs related to unconsummated financial transactions, gain on pension settlement, gain on asset sales, restructuring charges related to a plan of restructure which began in the second quarter of 2008 and which we concluded in 2010, and impairment of goodwill and intangibles. Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share should not be considered in isolation or as a substitute for the consolidated statements of operations prepared in accordance with GAAP, as an indication of our operating performance or liquidity.

The following table presents the calculation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (in thousands) for the periods presented:

(Dollars in thousands, except per share data)	Year Ended December 31,			Nine months ended September 30,		12 Months ended September 30, 2010
	2009	2008	2007	2010	2009
Net income (loss)	$(180,534)	$12,112	$(7,563)	$3,275	$(185,103)	$7,844
Net income (loss) per common share
Basic	$(9,28)	$0.63	$(0.39)	$0.16	$(9.55)	$0.39
Diluted	(9.28)	0.62	(0.39)	0.15	(9.55)	0.36
Weighted average number of shares:
Basic	19,449	19,379	19,336	20,200	19,373	20,012
Diluted	19,449	19,539	19,336	21,610	19,373	21,561
Adjustments to net income (loss):
(Benefit from) provision for income taxes	37,249	4,940	(2,079)	679	36,951	977
Adverse insurance development claims	—	—	4,800	—	—	—
Refinancing costs	2,323	—	—	—	—	2,323
(Gain) loss on early debt extinguishment	(1,850)	(16,249)	2,031	—	(675)	(1,175)
Costs related to unconsummated financial transactions	—	—	1,556			—
Gain on pension settlement	—	(3,410)	—	—	—	—
Gain on assets sales	(7,130)	(2,128)	—	—	—	(7,130)
Restructuring costs	3,496	5,325	259	4,589	2,105	5,980
Impairment of goodwill and intangibles	148,630	—	—	—	148,630	—

Income (loss) before income taxes, as adjusted	2,184	590	(996)	8,543	1,908	8,819
(Benefit from) provision for income taxes at 39%	852	230	(388)	3,332	744	3,439

Net income (loss), tax effected and adjusted	$1,332	$360	$(608)	$5,211	$1,164	$5,380

Tax effected and adjusted net income (loss) per common share:
Basic	$0.07	$0.02	$(0.03)	$0.26	$0.06	$0.27
Diluted	0.07	0.02	(0.03)	0.24	0.06	0.25
Weighted average number of shares:
Basic	19,449	19,379	19,336	20,200	19,373	20,012
Diluted	20,352	19,539	19,336	21,610	19,764	21,561

(4)	Consolidated EBITDA in this prospectus supplement corresponds to “Consolidated EBITDA” in the indentures governing our 2018 Second Secured Notes and our 2013 PIK Notes. Consolidated EBITDA is defined in the indentures as the net income (loss) before interest expense, provision for (benefit from) income taxes, depreciation and amortization, adverse insurance claims development, refinancing costs, gain on early debt extinguishment which includes the write-off of deferred financing costs, costs related to unconsummated financial transactions, gain on pension settlement, gain on asset sales, restructuring costs related to a plan of restructure which began in the second quarter of 2008 and which we concluded in 2010, impairment of goodwill and intangibles and employee non-cash compensation. Consolidated EBITDA is presented herein because it is an important component of certain covenant tests that is used in the indentures. We also present Consolidated EBITDA because it is used in the indentures to determine the extent to which we may incur additional indebtedness. Consolidated EBITDA is not a measure of financial performance or liquidity under GAAP. Consolidated EBITDA as used in this prospectus supplement may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. Accordingly, while Consolidated EBITDA is an important component of the indentures, Consolidated EBITDA should not be considered in isolation or as a substitute for consolidated statement of income and cash flow data prepared in accordance with GAAP as an indication of our operating performance or liquidity.

The following table presents the calculation of Consolidated EBITDA (in thousands) for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,		12 Months ended September 30, 2010
(Dollars in thousands)	2009	2008	2007	2010	2009
				(unaudited)		(unaudited)
CONSOLIDATED EBITDA
Net income (loss)	$(180,534)	$12,112	$(7,563)	$3,275	$(185,103)	$7,844
Interest expense, net	28,047	35,120	30,524	25,566	19,769	33,844
Provision for (benefit from) income taxes	37,249	4,940	(2,079)	679	36,951	977
Depreciation and amortization	20,218	21,002	17,544	12,239	15,694	16,763

EBITDA	(95,020)	73,174	38,426	41,759	(112,689)	59,428
Adverse insurance claims development	—	—	4,800	—	—	—
Refinancing costs	2,323	—	—	—	—	2,323
(Gain) loss on early debt extinguishment	(1,850)	(16,249)	2,031	—	(675)	(1,175)
Costs related to unconsummated financial transactions	—	—	1,556	—	—	—
Gain on pension settlement	—	(3,410)	—	—	—	—
Gain on asset sales	(7,130)	(2,128)	—	—	—	(7,130)
Restructuring costs	3,496	5,325	259	4,589	2,105	5,980
Impairment of goodwill and intangibles	148,630	—	—	—	148,630	—
Employee non-cash compensation	1,101	1,328	1,563	1,705	420	2,386

Consolidated EBITDA	$51,550	$58,040	$48,635	$48,053	$37,791	$61,812

(5)	Calculated to give pro forma effect to this offering and the application of the net proceeds as described in and as based upon the assumptions set forth in “Use of Proceeds” as if they occurred on October 1, 2009. In addition, amounts as adjusted also reflect the issuance of our 2018 Second Secured Notes in November 2010, and the retirements and redemptions of other debt in December 2010 and January 2011 as described under “Prospectus Supplement Summary—Recent Developments—Debt Refinancing and Debt Retirement.”
(6)	Free Cash Flow is used by management to evaluate our financial performance independent of cash used to maintain or expand its asset base. Net cash provided by operating activities is adjusted for capital expenditures net of proceeds from sales of property and equipment to arrive at Free Cash Flow. Free Cash Flow is not a measure of financial performance or liquidity under GAAP. Free Cash Flow should not be considered in isolation or as a substitute for the consolidated statement of income and cash flow data prepared in accordance with GAAP as an indication of our operating performance or liquidity.

The following table presents the calculation of Free Cash Flow for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30, 2010
(Dollars in thousands)	2009	2008	2007	2010	2009
FREE CASH FLOW
Net cash provided by operating activities	$39,756	$19,593	$14,052	$11,358	$29,213	$21,901
Adjustments to cash from operating activities:
Net capital expenditures	(689)	(8,443)	(4,163)	(2,601)	(630)	(2,660)

Free Cash Flow	$39,067	$11,150	$9,889	$8,757	$28,583	$19,241

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information set forth or incorporated by reference in this prospectus supplement or the accompanying prospectus, before investing in our common stock. Although the risks described below are all of the risks that we believe are material, they are not the only risks relating to our business. Additional risks and uncertainties not currently known to us or that we currently deem not to be material may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Business

Our business is subject to general and industry specific economic factors that are largely out of our control and could affect our operations and profitability.

Our business is dependent on various economic factors over which we have little control, that include:

•	the availability of qualified drivers;

•	access to the credit and capital markets;

•	changes in regulations concerning shipment and storage of material we transport and depot;

•	increases in fuel prices, taxes and tolls;

•	interest rate fluctuations;

•	excess capacity in the tank trucking industry;

•	changes in license and regulatory fees;

•	potential disruptions at U.S. ports of entry;

•	downturns in customers’ business cycles; and

•	reductions in customers’ shipping requirements.

As a result, we may experience periods of overcapacity, declining prices, lower profit margins and less availability of cash in the future. We have a large number of customers in the chemical-processing and consumer-goods industries. If these customers experience fluctuations in their business activity due to an economic downturn, work stoppages or other industry conditions, the volume of freight transported by us or container services provided by us on behalf of those customers may decrease. The volume of shipments of chemical products is, in turn, affected by many other industries and end use markets, including consumer and industrial products, paints and coatings, paper and packaging, agriculture and food products, and tends to vary with changing economic conditions.

The trucking industry, in general, has experienced a slowdown due to lower demand resulting from slowing economic conditions through 2008 and 2009, which, to a lesser extent, continued in 2010.

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our ABL Facility and the indentures governing the 2018 Second Secured Notes and the 2013 PIK Notes contain covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•	redeem, repurchase, make payments on or retire subordinated indebtedness or make other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

These covenants may prohibit or impair us from taking actions that we believe are best for our business. Furthermore, under the ABL Facility we may be required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and we may not meet those ratios. In addition, covenants in our debt agreements limit our use of proceeds from our ordinary operations and from extraordinary transactions. These limits may require us to apply proceeds in a certain manner or prohibit us from utilizing the proceeds in our operations or from prepaying or retiring indebtedness that we desire.

A failure to comply with any of the covenants contained in the ABL Facility or our other indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default, the lenders of the defaulted indebtedness:

•	will not be required to lend any additional amounts to us under the ABL Facility;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due immediately and terminate all commitments to extend further credit; or

•	require us to apply all of our available cash to repay these borrowings.

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay amounts under the ABL Facility, the lenders under the ABL Facility could proceed against the collateral granted to them to secure that indebtedness. If any of our indebtedness is accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

We have substantial indebtedness and may not be able to make required payments on our indebtedness.

We had consolidated long-term indebtedness and capital lease obligations, including current maturities, of $316.2 million and approximately $317.3 million as of September 30, 2010 and December 31, 2010, respectively. We must make regular payments under the ABL Facility and our capital leases, and semi-annual and quarterly interest payments under our outstanding notes.

Our 2013 PIK Notes issued in the quarter ended December 31, 2009 carry higher rates of interest and higher cash rates of interest than the notes for which they were exchanged. In addition, interest on amounts borrowed under our ABL Facility is variable and will increase as market rates of interest increase. Our higher interest expense may reduce our future profitability. Our future higher interest expense and future redemption obligations could have other important consequences with respect to our ability to manage our business successfully, including the following:

•	it may make it more difficult for us to satisfy our obligations for our indebtedness, and any failure to comply with these obligations could result in an event of default;

•

using a portion of our cash flow to make interest or redemption payments on our indebtedness will reduce the availability of our cash flow to fund working capital, capital expenditures and other business activities;

•	it increases our vulnerability to adverse economic and industry conditions;

•	it limits our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	it may make us more vulnerable to further downturns in our business or the economy; and

•	it limits our ability to exploit business opportunities.

The ABL Facility matures June 18, 2013. However, the maturity date of the ABL Facility may be accelerated if we default on our obligations. If the maturity of the ABL Facility and/or such other debt is accelerated, we do not believe that we will have sufficient cash on hand to repay the ABL Facility and/or such other debt or, unless conditions in the credit markets improve significantly, that we will be able to refinance the ABL Facility and/or such other debt on acceptable terms, or at all. The failure to repay or refinance the ABL Facility and/or such other debt at maturity will have a material adverse effect on our business and financial condition, would cause substantial liquidity problems and may result in the bankruptcy of us and/or our subsidiaries. Any actual or potential bankruptcy or liquidity crisis may materially harm our relationships with our customers, suppliers and affiliates.

Our ability to satisfy our interest, redemption and principal payment obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by many factors beyond our control; and

•	our future ability to borrow under the ABL Facility, the availability of which depends on, among other things, our complying with the covenants in the ABL Facility.

We may not generate sufficient cash flow from operations, and we may not be able to draw under the ABL Facility, in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness or fund our operations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are not able to refinance any of our indebtedness, sell assets or raise capital on commercially reasonable terms or at all or for sufficient proceeds, we could default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition, results of operations or cash flows.

Despite our substantial indebtedness, we may incur significantly more indebtedness, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The ABL Facility and the indentures governing the 2018 Second Secured Notes and the 2013 PIK Notes contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future. We had $65.3 million and approximately $79.6 million available for additional borrowing under the ABL Facility, as of September 30, 2010 and December 31, 2010, respectively, including a subfacility for letters of credit, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. Additional leverage could have a material adverse effect on our business, financial condition, results of operations or cash flows and could increase the risks described in “—Our debt agreements contain restrictions that could limit our flexibility in operating our business,” and “—We have substantial indebtedness and may not be able to make required payments on our indebtedness.”

The trucking industry is extremely competitive and fragmented.

The trucking industry is extremely competitive and fragmented. No single truckload carrier has a significant market share. We compete with many other truckload carriers of varying sizes, customers’ private fleets, and, to a lesser extent, with railroads, which may limit our growth opportunities and reduce profitability. Historically, competition has created downward pressure on the trucking industry’s pricing structure. Some trucking companies with which we compete have greater financial resources.

We believe that the most significant competitive factor that impacts demand for our products is rates, and we may be forced to lower our rates based on our competitors’ pricing decisions, which would reduce our profitability. In fact, certain markets that we serve have experienced fierce price competition in recent years. This has been further magnified through the impact of the recent global economic recession as trucking companies have focused more on price to retain business and market share. With respect to certain aspects of our business, we also compete with intermodal transportation and railroads. Intermodal transportation has increased in recent years. Growth in such forms of transport could adversely affect our market share, net sales and profit margins. Competition from non-trucking modes of transportation and from intermodal transportation would likely increase if state or federal fuel taxes were to increase without a corresponding increase in taxes imposed upon other modes of transportation.

Additional trends include current and anticipated consolidation among our competitors which may cause us to lose market share as well as put downward pressure on pricing. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected.

Our reliance upon independent affiliates and independent owner-operators could adversely affect our operations and profitability.

We rely heavily upon our independent affiliates and independent owner-operators to perform the services for which we contract with our customers. A reduction in the number of independent owner-operators, whether due to capital requirements related to the expense of obtaining, operating and maintaining equipment or for other reasons, could have a negative effect on our operations and profitability. Similarly the loss of one or more affiliates could adversely affect our profitability.

Contracts with affiliates are for various terms and contracts with independent owner-operators may be terminated by either party on short notice. Although affiliates and independent owner-operators are responsible for paying for their own equipment and other operating costs, significant increases in these costs could cause them to seek a higher percentage of the revenue generated if we are unable to increase our rates commensurately. A continued decline in the rates we pay to our affiliates and independent owner-operators could adversely affect our ability to retain our existing affiliates and independent owner-operators and attract new affiliates, independent owner-operators and drivers. Disagreements with affiliates or independent owner-operators as to payment or other terms, or the failure of a key affiliate to meet our contractual obligations or otherwise perform consistent with our requirements may require us to utilize alternative suppliers, in each case at potentially higher prices or with disruption of the services that we provide to our customers. If we fail to deliver loads on time or if the costs of our services increase, then our profitability and customer relationships could be harmed.

Although our affiliates and independent owner-operators have substantial contractual obligations to us, we do not control them. These affiliates and independent owner-operators typically utilize tractors and trailers bearing our tradenames and trademarks. To the extent that one of our affiliates or independent owner-operators are subject to negative publicity, it could reflect on us and have a material adverse effect on our business, brand, results of operations, cash flows or financial condition.

The loss of one or more significant customers may adversely affect our business.

We are dependent upon a limited number of large customers. We estimate that our top ten customers are expected to account for approximately 36% of our total revenues during 2010. The loss of one or more of our major customers, or a material reduction in the services we perform for such customers, may have a material adverse effect on our business, results of operations or financial condition.

We are self-insured and have exposure to certain claims and are subject to the insurance marketplace, all of which could affect our profitability.

The primary accident risks associated with our business are:

•	motor-vehicle related bodily injury and property damage;

•	workers’ compensation claims;

•	environmental pollution liability claims;

•	cargo loss and damage; and

•	general liability claims.

We currently maintain insurance for:

•	motor-vehicle related bodily injury and property damage claims, covering all employees, owner operators and affiliates;

•	workers’ compensation insurance coverage on our employees and company drivers;

•	environmental pollution liability claims; and

•	general liability claims.

Our insurance program includes a self insured deductible of $2.0 million per incident for bodily injury and property damage and a $1.0 million deductible for workers’ compensation. In addition, we currently maintain insurance policies with a total limit of $40.0 million, of which $35.0 million is provided under an umbrella liability policy and $5.0 million is provided under a truckers’ liability policy. The $2.0 million deductible per incident could adversely affect our profitability, particularly in the event of an increase in the number or severity of incidents. Additionally, we are self-insured for damage to the equipment that we own and lease, as well as for cargo losses and such self-insurance is not subject to any maximum limitation. We also extend insurance coverage to our affiliates for (i) motor vehicle related bodily injury, (ii) property damage and (iii) cargo loss and damage. Under this extended coverage, affiliates are responsible for only a small portion of the applicable deductibles.

We are subject to changing conditions and pricing in the insurance marketplace and we cannot assure you that the cost or availability of various types of insurance may not change dramatically in the future. To the extent these costs cannot be passed on to our customers through increased freight rates, increases in insurance costs could reduce our future profitability and cash flow.

Changes in laws and regulations regarding health insurance benefits could adversely affect our cost of operations, employee relations and profitability.

The recently enacted federal healthcare reform legislation could significantly increase our employee costs by requiring us either to provide health insurance coverage to our employees or to pay certain penalties for electing not to provide such coverage. Because these new requirements are broad, complex, subject to certain phase-in rules and may be challenged by legal actions in the coming months and years, it is difficult to predict the ultimate impact that this legislation will have on our business and operating costs. We cannot assure you that this legislation or any alternative version that may ultimately be implemented will not materially increase our operating costs. This legislation could also adversely affect our employee relations and ability to compete for new employees if our response to this legislation is considered less favorable than the responses or health benefits offered by employers with whom we compete for talent.

The trucking industry is subject to regulation, and changes in trucking regulations may increase costs.

As a motor carrier, we are subject to regulation by the Federal Motor Carrier Safety Administration (“FMCSA”) and the U.S. Department of Transportation (“DOT”), and by various federal, state, and provincial agencies. These regulatory authorities exercise broad powers governing various aspects such as operating authority, safety, hours of service, hazardous materials transportation, financial reporting and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment, product-handling requirements and drug testing of drivers. We recently underwent a compliance review by the FMCSA in which we retained our satisfactory DOT safety rating. We anticipate a follow-up review in the near future, including with respect to issues identified in the recent review, which could result in the imposition of corrective action with which we would be required to comply. Beginning in December 2010, the FMCSA, for the first time, began rating individual driver safety performance inclusive of all driver violations over 3-year time periods under new regulations known as the Comprehensive Safety Analysis 2010 (“CSA”). CSA is an FMCSA initiative designed to provide motor carriers and drivers with attention from FMCSA and state partners about their potential safety problems with an ultimate goal of achieving a greater reduction in large truck and bus crashes, injuries, and fatalities. Prior to these regulations, only carriers were rated by the DOT and the rating only included out-of-service violations and ticketed offenses associated with out-of-service violations. Any downgrade in our DOT safety rating (as a result of these new regulations, any follow-up reviews or otherwise) could adversely affect our business.

The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices, emissions or by changing the demand for common or contract carrier services or the cost of providing truckload services. Possible changes include:

•	increasingly stringent environmental regulations, including changes intended to address climate change;

•	restrictions, taxes or other controls on emissions;

•	increasing control over the transportation of hazardous materials;

•	changes in the hours-of-service regulations, which govern the amount of time a driver may drive in any specific period;

•	electronic on-board recorders;

•	requirements leading to accelerated purchases of new trailers;

•	mandatory limits on vehicle weight and size; and

•	mandatory regulations imposed by the Department of Homeland Security.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels and emissions, which may increase our operating costs, require capital expenditures or adversely impact the recruitment of drivers.

Restrictions on emissions or other climate change laws or regulations could also affect our customers that use significant amounts of energy or burn fossil fuels in producing or delivering the products we carry. We could also lose revenue if our customers divert business from us because we have not complied with their sustainability requirements.

Increased unionization could increase our operating costs or constrain operating flexibility.

Although only approximately 2.7% of our driver population, including independent owner-operators and employees of affiliates, was subject to collective bargaining agreements at December 31, 2010, unions such as the International Brotherhood of Teamsters have traditionally been active in the U.S. trucking industry. Unionized workers could disrupt our operations by strike, work stoppage or other slowdown. In addition, our non-union workforce has been subject to unionization efforts in the past, and we could be subject to future unionization. The potential for unionization could increase if the U.S. Congress passes proposed legislation called the Employee Free Choice Act in which unions can organize based on card check authorization rather than by secret ballot election. This proposed legislation also provides for third-party arbitration of collective bargaining agreements. Increased unionization of our workforce could result in higher compensation and working condition demands that could increase our operating costs or constrain our operating flexibility.

Our operations involve hazardous materials, which could create environmental liabilities.

Our activities, particularly those relating to our handling, transporting and storage of bulk chemicals, are subject to environmental, health and safety laws and regulation by governmental authorities in the United States as well as foreign governmental authorities. Among other things, these environmental laws and regulations address emissions to the air, discharges onto land and into water, the generation, handling, storage, transportation, treatment and disposal of waste materials, and the health and safety of our employees. These laws generally require us to obtain and maintain various licenses and permits. Most environmental laws provide for substantial fines, penalties and potential criminal sanctions for violations. Additionally, we have been, and may in the future be required to, obtain financial guarantees, such as letters of credit, for environmental obligations. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become stricter over time. Some of these laws and regulations are subject to varying and conflicting interpretations. There can be no assurance that violations of such laws, regulations, permits or licenses will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs on us.

As a handler of hazardous substances, we are potentially subject to strict, joint and several liability for investigating and rectifying the consequences of spills and other environmental releases of these substances. We have incurred remedial costs and regulatory penalties for chemical or wastewater spills and releases at our facilities or over the road. As a result of environmental studies conducted at our facilities or at third party sites, we have identified environmental contamination at certain sites that will require remediation and we are currently conducting investigation and remediation projects at seven of our facilities. Future liabilities and costs under environmental, health, and safety laws are not easily predicted, and such liabilities could result in a material adverse effect on our financial condition, results of operations or business reputation.

In addition, we have been named a potentially responsible party at various sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 and other environmental regulatory programs. Our current reserves provided for these sites may prove insufficient, which would result in future charges against earnings. Further, we could be named a potentially responsible party at other sites in the future and the costs associated with such future sites could be material.

Potential disruptions at U.S. ports of entry could adversely affect our business, financial condition and results of operations.

Any disruption of the delivery of ISO tank containers to those ports where we do business would reduce the number of ISO tank containers that we transport, store, clean or maintain. This reduced activity may have a material adverse effect on our business, results of operations or financial condition.

If fuel prices increase significantly, our results of operations could be adversely affected.

We are subject to risk with respect to purchases of fuel. Prices and availability of petroleum products are subject to political, economic and market factors that are generally outside our control. Political events in the Middle East, Venezuela, and elsewhere, as well as hurricanes and other weather-related events, and current and future market-based (cap-and-trade) greenhouse gas emissions control mechanisms, also may cause the price of fuel to increase. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Historically, we have recovered the majority of the increases in fuel prices from customers through fuel surcharges. Fuel surcharges that can be collected may not always fully offset the increase in the cost of diesel fuel. To the extent fuel surcharges are insufficient to offset our fuel costs or we are unable to continue passing on increased fuel costs to our customers, our results of operations may be adversely affected.

The loss of qualified drivers or other personnel could limit our growth and negatively affect operations.

During periods of high trucking volumes, there is substantial competition for qualified drivers in the trucking industry. Regulatory requirements, including CSA (discussed above), and an improvement in the economy could reduce the number of eligible drivers. Furthermore, certain geographic areas have a greater shortage of qualified drivers than other areas. We operate in many of the geographic areas where there have been driver shortages in the past and have turned down new business opportunities as a result of the lack of qualified new drivers. We expect this to occur again as the economy begins to improve. Difficulty in attracting qualified personnel, particularly qualified drivers, could require us to increase driver compensation, forego available customer opportunities and underutilize the tractors and trailers in our network. These actions could result in increased costs and decreased revenues. In addition, we may not be able to recruit other qualified personnel in the future.

Our business may be harmed by terrorist attacks, future wars or certain types of security measures.

In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks and fingerprinting of drivers in connection with new hazardous materials endorsements on their licenses. Such existing measures and future measures may have significant costs associated with them which a motor carrier is forced to bear. Moreover, large trucks carrying toxic chemicals are potential terrorist targets, and we may be obligated to take measures, including possible capital expenditures intended to protect our trucks. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could continue to increase dramatically or such coverage could be unavailable in the future.

We depend on members of our senior management.

We believe that our ability to successfully implement our business strategy and to operate profitably depends in large part on the continued employment of our senior management team. If members of senior management become unable or unwilling to continue in their present positions, our business or financial results could be adversely affected.

Our long-lived assets are subject to potential asset impairment.

At September 30, 2010, goodwill and other intangible assets represented approximately $44.3 million, or approximately 15.6% of our total assets and approximately 25.1% of our non-current assets, the carrying value of which may be reduced if we determine that those assets are impaired. In addition, at September 30, 2010, net property and equipment totaled approximately $118.5 million, or approximately 41.7% of our total assets.

We review for potential goodwill impairment on an annual basis as part of our goodwill impairment testing in the second quarter of each year with a measurement date of June 30, and more often if a triggering event or circumstance occurs making it likely that impairment exists. In addition, we test for the recoverability of long-lived assets at year end, and more often if an event or circumstance indicates the carrying value may not be recoverable. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

The annual goodwill impairment review performed as of June 30, 2010 resulted in no impairment. The annual goodwill impairment review performed in June 2009 indicated there was goodwill impairment. As a result of the analysis, we concluded that a total impairment charge to goodwill of $146.2 million was necessary at June 30, 2009, of which $144.3 million was related to our trucking segment, eliminating 100% of the carrying amount of goodwill of that segment, and $1.9 million was related to our container services segment.

If there are changes to the methods used to allocate carrying values, if management’s estimates of future operating results change, if there are changes in the identified reporting units or if there are changes to other significant assumptions, the estimated carrying values and the estimated fair value of our goodwill could change significantly, and could result in future impairment charges, which could materially impact our results of operations and financial condition.

We may be unable to successfully realize all of the intended benefits from future acquisitions, and we may be unable to identify or realize the intended benefits of potential future acquisition candidates.

We may be unable to realize all of the intended benefits of any future acquisitions. As part of our business strategy, we will evaluate potential future acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms, that we will be able to complete any such acquisition or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be viewed positively by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquirer and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our restructuring involves risks to our business operations and may not reduce our costs.

During 2008 and 2009, and continuing into 2010, we eliminated non-driver positions, consolidated and closed under-performing company terminals, implemented certain contract terminations, transitioned company-owned terminals to affiliates and took other measures intended to reduce future costs. These steps have placed, and will continue to place, pressures on our management, administrative and operational infrastructure as well as on our results of operations. Employees that departed in connection with the restructuring possessed knowledge of our business, skills and relationships with our customers, affiliates, drivers and other employees that were not replaced. As a result, our remaining employees may be required to serve new operational roles in which they have limited experience, which may reduce employee satisfaction and productivity. New relationships may also reduce customer, affiliate or driver satisfaction. Additionally, our restructuring plans and related efforts may divert management’s and other employee’s attention from other business concerns.

Due to the restructuring, we took pre-tax charges in 2008, 2009 and 2010, which represent severance-related costs and costs associated with lease and contract terminations. The majority of these costs were cash expenditures paid during 2008, 2009 and 2010 or costs that we expect to pay in the future. Actual costs may exceed our estimates. Furthermore, we have formulated this restructuring plan with the goal of reducing our future operating expenses. Our future operating expenses may not be reduced as we expect, or reductions may be offset in the future by other expenses.

In addition, risks and uncertainties associated with implementation of the restructuring plan that are not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition and/or operating results.

If we withdraw from any of our multi-employer pension plans we will be liable for a proportionate share of such plan’s unfunded vested benefit liabilities upon our withdrawal.

As of September 30, 2010, we contributed to six multi-employer pension plans for employees under collective bargaining agreements. In conjunction with our restructuring efforts, during the quarter ended September 30, 2010, we notified the trustees of three of these plans of our intention to withdraw from the plans. Our withdrawal notifications resulted in an aggregate withdrawal liability of approximately $2.0 million and we recorded a restructuring charge for this full amount in the third quarter of fiscal 2010. Approximately $0.2 million of the total estimated liability is expected to be paid within one year of the effective date of our withdrawal from the plans with the remaining $1.8 million expected to be paid over the twelve years following the effective date of our withdrawal from the plans.

We do not currently intend to withdraw from the remaining three multi-employer pension plans or take any actions that would subject us to payment of contingent obligations. Based on information provided to us from the trustees of these plans, we estimate that our portion of the contingent liability in the case of a full withdrawal or termination from these remaining plans is approximately $58.0 million of which the largest component relates to the Central States Southeast and Southwest Areas Pension Plan, which is approximately $54.0 million.

Risks Related to our Common Stock and the Offering

We have a single shareholder who can substantially influence the outcome of all matters voted upon by our shareholders and prevent actions which a shareholder may otherwise view favorably.

As of February 3, 2011, Apollo and its affiliated funds owned or controlled approximately 48.7% of our outstanding common stock. As a result, Apollo can influence substantially all matters requiring shareholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions, the ability to block an unsolicited tender offer and any other matter requiring a vote of shareholders. Although Apollo’s beneficial ownership will be reduced by sales of common stock made pursuant to this prospectus supplement, Apollo is expected to still be our largest shareholder. Four of our board members are partners or officers of Apollo. This concentration of ownership could delay, defer or prevent a change in control of our Company or impede a merger, consolidation, takeover or other business combination which a shareholder may otherwise view favorably.

Our ability to issue “blank check” preferred stock and Florida law may prevent a change in control of our company that a shareholder may consider favorable.

Provisions of our articles of incorporation and Florida law may discourage, delay or prevent a change in control of our Company that a shareholder may consider favorable. These provisions include:

•

authorization of the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to control a takeover attempt which the Board viewed unfavorably,

•

elimination of the voting rights of shareholders with respect to shares that are acquired without prior Board approval that would otherwise entitle such shareholder to exercise certain amounts of voting power in the election of directors, and

•	prohibition on business combinations with interested shareholders unless particular conditions are met.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

You will experience immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their common stock. At the public offering price of $9.50 per share, you will incur dilution in the amount of $16.62 per share. As of February 3, 2011, we also had outstanding stock options to purchase 2,578,473 shares of our common stock at a weighted average exercise price of $5.11 per share and warrants to purchase 442,356 shares of our common stock at an exercise price of $0.01 per share. To the extent these options and warrants are exercised there will be further dilution.

Future sales and issuances of our common stock in the public market may depress our stock price and result in dilution.

The market price of our common stock could decline as a result of sales by our existing shareholders of a large number of shares of our common stock. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. As of February 3, 2011, there are approximately 21,536,869 shares of common stock outstanding. Approximately 11.1 million shares of common stock, as of February 3, 2011, are “restricted securities” as defined in Rule 144 under the Securities Act of 1933 or are held by affiliates.

In connection with this offering, Apollo and our directors and executive officers have entered into lock-up agreements described under “Underwriting” (subject to certain exceptions as described therein) that expire 90 days after the date of this prospectus supplement, subject to extensions in certain circumstances. After these lock-up agreements have expired, subject to any applicable holding periods and volume limitations, the shares held by such persons will become eligible for sale in the public market under Rule 144 or Rule 701 of the Securities Act. The market price of shares of our common stock may drop significantly when the restrictions on resale by these stockholders relapse.

In addition, as of February 3, 2011, we have 643,380 shares of common stock available for issuance under our stock option plan. As of February 3, 2011, there were outstanding options for 2,578,473 shares and outstanding warrants for 442,356 shares of our common stock. Exercise of the warrants and of options that are in-the-money will result in dilution to existing shareholders in an amount equal to the difference in the market and exercise prices multiplied by the number of shares exercised. In addition, prior to their exercise, these options and warrants may depress the market price for our common stock.

We currently do not intend to pay dividends on our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. In addition, the ABL Facility and indentures governing our 2018 Second Secured Notes and 2013 PIK Notes contain certain restrictions on our ability to pay dividends on our common stock. Accordingly, the price of our common stock must appreciate in order to realize a gain on one’s investment. This may not occur.

Our ability to use U.S. net operating loss carryforwards might be limited.

Depending on the size of this offering, the offering may result in an ownership change for purposes of applying the limitation on the ability to use net operating losses set forth in section 382 of the of the Internal Revenue Code of 1986, as amended (the “Code”). As of December 31, 2010, we estimate that we had federal net operating loss carryforwards of approximately $96.3 million (which is subject to change as we complete and finalize our corporate tax return). Even if an ownership change were to result from this offering or a subsequent transaction such that section 382 of the Code were to impose an annual limitation on the use of our net operating loss carryforwards, we believe our net operating loss carryforwards would be sufficiently available, for federal income tax purposes, to offset our regular taxable income. Accordingly, although our net operating loss carryforwards might be limited as a result of an ownership change, we do not believe that such a limitation would materially affect our after-tax cash flow.

FORWARD-LOOKING STATEMENTS AND CERTAIN CONSIDERATIONS

This prospectus supplement and the accompanying prospectus, along with other documents that are publicly disseminated by us, contain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. All statements included in this prospectus supplement, the accompanying prospectus and in any subsequent filings may by us with the SEC, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future, are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, earnings, capital structure and other financial items, (ii) statements of our plans and objectives, (iii) statements of expected future economic performance, and (iv) assumptions underlying statements regarding us or our business. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “intends,” “anticipates” or “scheduled to” or the negatives of those terms, or other variations of those terms or comparable language, or by discussions of strategy or other intentions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our actual results to be materially different from the forward-looking statements include the risks and other factors discussed in this prospectus supplement under the heading “Risk Factors” and our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Quarterly Report on Form 10-Q for the period ended March 31, 2010, our Quarterly Report on Form 10-Q for the period ended June 30, 2010 and our Quarterly Report on Form 10-Q for the period ended September 30, 2010, each of which is incorporated herein by reference. Some of these factors include:

•	the effect of local and national economic, credit and capital market conditions on the economy in general, and on the particular industries in which we operate;

•	turmoil in credit and capital markets;

•	access to available and reasonable financing on a timely basis;

•	availability and price of diesel fuel;

•	adverse weather conditions;

•	competition and rate fluctuations;

•	our substantial leverage and restrictions contained in our debt arrangements and interest rate fluctuations in our floating rate indebtedness;

•

the cyclical nature of the transportation industry due to various economic factors such as excess capacity in the industry, the availability of qualified drivers, changes in fuel and insurance prices, interest rate fluctuations, and downturns in customers’ business cycles and shipping requirements;

•	potential disruption at U.S. ports of entry;

•	our substantial dependence on independent affiliates and independent owner-operators and our ability to attract and retain drivers;

•	the loss of one or more of our major customers or a material reduction in the services we perform for such customers;

•	our ability to effectively manage terminal operations that are converted from company-operated to independent affiliate;

•	changes in required obligations or contributions to multi-employer pension plans;

•	changes in the future, or our inability to comply with, governmental regulations and legislative changes affecting the transportation industry;

•

our ability to comply with current and future environmental regulations and the increasing costs relating to environmental compliance including those relating to the control of greenhouse gas emissions, such as market-based (cap-and-trade) mechanisms or vehicle emission limits;

•

our liability as a self-insurer to the extent of our deductibles, as well as our ability or inability to reduce our claims exposure through insurance due to changing conditions and pricing in the insurance marketplace;

•	the cost of complying with existing and future anti-terrorism security measures enacted by federal, state and municipal authorities;

•	the potential loss of our ability to use net operating losses to offset future income;

•	increased unionization, which could increase our operating costs or constrain operating flexibility;

•	changes in senior management;

•	our ability to successfully manage workforce restructurings;

•	our liability for our proportionate share of unfunded vested benefit liabilities in the event of our withdrawal from any of our multi-employer pension plans;

•	our ability to successfully identify acquisition opportunities, consummate such acquisitions and integrate acquired businesses;

•	potential future impairment charges;

•	changes in planned or actual capital expenditures due to operating needs, changes in regulation, covenants in our debt arrangements and other expenses, including interest expenses; and

•	the interests of Apollo, which controls our largest shareholder, which may conflict with your interests.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. For example, the cost estimates and expected cost savings for our recent reduction in workforce were determined based upon the operating information and upon certain assumptions that we believe to be reasonable. The estimates are subject to a number of assumptions, which depend upon the actions of persons other than us or other factors beyond our control.

All forward-looking statements contained in this prospectus supplement and the accompanying prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds of this offering to us, based on the public offering price of $9.50 per share, will be approximately $17.2 million after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use such proceeds to retire a portion of our 2013 PIK Notes, whether through redemption, discharge, defeasance, or opportunistically through tender offers and/or open market repurchases. Pending such use of proceeds, we may reduce the amounts owing under our ABL Facility.

The ABL Facility bears interest at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. The applicable margin for borrowings under the current asset tranche at September 30, 2010 was 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the fixed asset tranche at September 30, 2010 was 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings. The interest rate on the ABL Facility at September 30, 2010 and 2009 was 2.3%.

The 2013 PIK Notes pay interest quarterly on February 1, May 1, August 1 and November 1. Interest accrues at 11.75% per annum, of which 9% is payable in cash and 2.75% is payable by increasing the outstanding principal amount of the 2013 PIK Notes by the amount of such interest. We may redeem all or any portion of the 2013 PIK Notes upon not less than 30, nor more than 60, days’ notice at 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption.

We will not receive any proceeds from the sale of the shares by the selling stockholders in this offering and the sale of the shares by the selling stockholders upon the exercise by the underwriters of their over-allotment option.

DIVIDEND POLICY

We currently do not pay dividends on our common stock and we do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. Additionally, the ABL Facility and the indentures governing our 2018 Second Secured Notes and our 2013 PIK Notes limit our ability to pay dividends on our common stock. Future dividends, if any, will be determined by our Board of Directors.

MARKET PRICE FOR COMMON STOCK

Our common stock is traded on The NASDAQ Global Market under the symbol “QLTY.” The table below sets forth the quarterly high and low sale prices for our common stock as reported by The NASDAQ Global Market.

	High	Low
2011
First Quarter (through February 3, 2011)	$11.07	$8.49

2010
First Quarter	$6.19	$3.71
Second Quarter	8.18	5.05
Third Quarter	7.14	4.60
Fourth Quarter	9.94	5.90

2009
First Quarter	$3.23	$1.25
Second Quarter	2.30	1.62
Third Quarter	4.51	1.82
Fourth Quarter	4.20	3.15

As of February 3, 2011, there were approximately 73 record holders of our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2010 on an actual basis, and on an as adjusted basis to give effect to the issuance of 2,000,000 shares of our common stock in this offering at the public offering price of $9.50 per share, the application of the net proceeds of the offering applied as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and estimated offering expenses and the write-off of debt issuance costs and unamortized original issue discount related to the redemption of certain other debt (based on assumptions described in footnote (1) below). The as adjusted column also gives effect to (i) the November 2010 issuance of $225 million aggregate principal amount of the 2018 Second Secured Notes, (ii) the full redemption and discharge of the Senior Floating Rate Notes due 2012, the 9% Senior Subordinated Notes due 2010 and the 10% Senior Notes due 2013 and the partial redemption of the 2013 PIK Notes (and the write-off of debt issuance costs and unamortized original issue discount related to such redemptions) using the net proceeds we received from the issuance of the 2018 Second Secured Notes, (iii) additional redemptions of debt in December 2010 and January 2011 as described under “Prospectus Supplement Summary—Recent Developments—Debt Refinancing and Debt Retirement” and (iv) the use of cash generated from operations in the quarter ended December 31, 2010 to fund the redemptions of debt in December 2010 as described in (iii) above and net repayments of borrowings under the ABL Facility after September 30, 2010 as described in footnote (3) below.

You should read this table in conjunction with our consolidated financial statements, including the notes thereto, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 which have been incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as “Use of Proceeds” appearing elsewhere in this prospectus supplement.

	As of September 30, 2010
	Actual	As Adjusted
(in thousands)	(unaudited)
Cash and cash equivalents(1)	$4,041	$1,528

Debt(2):
Borrowings under ABL Facility(3)	$65,200	$48,465
Senior Floating Rate Notes, due 2012(4)	501	—
9% Senior Subordinated Notes, due 2010	16,031	—
10% Senior Notes, due 2013	134,499	—
11.75% Senior Subordinated PIK Notes, due 2013(4)	82,897	6,074
9.875% Second-Priority Senior Secured Notes, due 2018(5)	—	225,000
Capital Lease obligations	13,143	13,143
Other Notes payable	10,885	10,885

Total debt, including current maturities	323,156	303,567
Total shareholders’ deficit(6)	(134,758)	(123,164)

Total capitalization	$188,398	$180,403

(1)	Balance as of December 31, 2010, adjusted to reflect the payment of $0.2 million of accrued interest related to the 2013 PIK Notes redeemed from this offering.
(2)	In connection with the application of the net proceeds of the offering, we have assumed that $17.2 million will be used to retire a portion of our 2013 PIK Notes, whether through redemption, discharge, defeasance, or opportunistically through tender offers and/or open market repurchases. Pending such use of proceeds, we may reduce the amounts owing under our ABL Facility. See “Use of Proceeds.”

(3)	From September 30, 2010 to December 31, 2010, we paid down the ABL Facility by $26.7 million, and borrowed approximately $10.0 million which was used for the January 2011 redemption of the 2013 PIK Notes, which is reflected herein.
(4)	Actual amounts do not include the aggregate unamortized original issue discount of $6.9 million at September 30, 2010, of which $5.0 million was written off in conjunction with the issuance of our 2018 Second Secured Notes and the application of proceeds therefrom, and the retirements and redemptions of other debt in December 2010 and January 2011.
(5)	As adjusted amount does not include unamortized discount of $1.5 million related to the issuance of our 2018 Second Secured Notes.
(6)	The as adjusted shareholders’ deficit gives effect to the estimated after tax write-off of $0.7 million of debt issuance costs related to the 2013 PIK Notes that we expect to redeem using proceeds from this Offering, and the after tax write-off of $4.9 million of debt issuance costs and unamortized original issue discount related to other debt retired since September 30, 2010.

MANAGEMENT

The following table sets forth certain information as of February 3, 2011 with respect to our directors and executive officers:

Name	Age	Position
Gary R. Enzor	48	Chief Executive Officer and Director
Stephen R. Attwood	59	President and Chief Operating Officer
Joseph J. Troy	47	Executive Vice President and Chief Financial Officer
Jonathan C. Gold	47	Senior Vice President, General Counsel and Secretary
Randall T. Strutz	46	Senior Vice President of Sales
Marc E. Becker	38	Director
Kevin E. Crowe	28	Director
Richard B. Marchese	69	Director
Thomas R. Miklich	63	Director
M. Ali Rashid	34	Director
Alan H. Schumacher	64	Director
Thomas M. White	53	Director

Our directors hold office until their successors have been elected and qualified, or, if earlier, upon their death, resignation, removal or disqualification. Officers serve at the discretion of the Board of Directors. Following the consummation of this offering, we will no longer be a “controlled company” for the purposes of The NASDAQ Global Market’s corporate governance requirements and therefore we will be subject to the NASDAQ rule requiring that at least a majority of the board of directors is composed of “independent” directors. We do not anticipate that this will require us to change the composition of our Board of Directors because the majority of our Board of Directors is currently composed of independent directors under the NASDAQ rules.

Gary R. Enzor has been a director of QDI since 2008. He has served as our Chief Executive Officer since June 2007 and as President of QDI from November 2005 to July 2010. Mr. Enzor joined QDI in December 2004 as Executive Vice President and Chief Operating Officer. Prior to joining QDI, Mr. Enzor served as Executive Vice President and Chief Financial Officer of Swift Transportation Company, Inc. since August 2002. Prior to Swift, Mr. Enzor held executive positions with, Dell Computer and AlliedSignal, Inc. (now Honeywell International, Inc.). Mr. Enzor provides the board with an intimate knowledge of our operations as well as industry knowledge from his considerable experience in the trucking sector.

Stephen R. Attwood joined QDI in July 2008 as Senior Vice President and Chief Financial Officer, and was named President and Chief Operating Officer in July 2010. Prior to joining QDI, Mr. Attwood served as Controller and Vice President of Swift Transportation Co., Inc. Previously, Mr. Attwood held senior management positions with Dell Computer and AlliedSignal Inc. (now Honeywell International, Inc.).

Joseph J. Troy joined QDI in August 2010 as Executive Vice President and Chief Financial Officer. Prior to joining QDI, Mr. Troy was Chairman and Chief Financial Officer of GuardianLion Wireless, LLC, a developer of unique personal locator devices from January 2009 through August 2010. From 2000 to 2008, Mr. Troy held a variety of senior executive positions and roles at Walter Industries, Inc. (predecessor to Walter Energy, Inc.) over his tenure with the company, including Executive Vice President & Chief Financial Officer, Treasurer, Business Development/M&A, President & CEO of Walter’s residential mortgage business. Prior to Walter Industries, Mr. Troy held various banking positions with NationsBank and its predecessor institutions. Mr. Troy serves on various charitable boards in Tampa, including Kids Charity of Tampa Bay, Inc. and A Kid’s Place, Inc. which support children in the foster care system. Mr. Troy earned a BBA and MBA in Finance from Loyola University in Maryland.

Jonathan C. Gold has served as QDI’s Senior Vice President, General Counsel and Secretary since April 1, 2007. Mr. Gold joined QDI in January 2005 as Vice President, Associate General Counsel and Assistant

Secretary. Prior to his employment with the Company, Mr. Gold served as corporate counsel with CSX Transportation, Inc. and Vice President, General Counsel and Secretary with Softmart, Inc. In addition, Mr. Gold was in private practice in Washington, D.C. and served as Judicial Clerk to the Honorable Harvey E. Schlesinger, Senior U.S. District Judge for the Middle District of Florida. Mr. Gold retired from the U.S. Army Reserve in 2007 after more than 20 years of active and reserve military service and is a decorated veteran of Operation Iraqi Freedom.

Randall T. Strutz joined QDI on April 5, 2010 as Senior Vice President of Sales. Mr. Strutz was CEO of Morgan Systems, Inc., a start-up third-party logistics provider from 2008 until 2010. Prior to that, he worked for six years at Pacer International Inc., a leading transportation and logistics provider. While at Pacer, he held various executive positions including Chief Commercial Officer, President of Rail Brokerage and Chief Operating Officer-Retail Intermodal.

Marc E. Becker has been a director of QDI since June 1998. Mr. Becker is a partner of Apollo. He has been employed with Apollo since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Salomon Smith Barney Inc. within its investment banking division. Mr. Becker serves on several boards of directors including Affinion Group, Inc., Realogy Corporation, SourceCorp, Inc. and Vantium Corp. Mr. Becker was previously a member of the board of directors of UAP Holding Corp., Pacer International Inc., National Financial Partners Corp. and Metals USA Holdings. Mr. Becker brings to the board his extensive experience with highly-leveraged companies like us, from his time at Apollo, prior investment banking experiences, and board service as well as an understanding of our company from over 11 years of board service.

Kevin E. Crowe has been a director of QDI since November 2009 and is a principal of Apollo. Mr. Crowe has been employed by Apollo since August of 2006. From June of 2004 until June of 2006, Mr. Crowe was a member of the Financial Sponsors Group within the Global Banking department at Deutsche Bank. Mr. Crowe graduated from Princeton University with an AB in Economics and a certificate in Finance. Mr. Crowe is a director of Prestige Cruise Holdings, Inc. Mr. Crowe’s education and experience in the global banking sector enable him to provide the board insight regarding our liquidity and capital resources issues as well as other complex financial issues that we may experience.

Richard B. Marchese has been a director of QDI since January 2004. Mr. Marchese served as QDI’s interim Chief Financial Officer from September through November 2004. Mr. Marchese served as Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation from 1989 until his retirement at the end of 2003. Prior to 1989, Mr. Marchese served as the Controller of Georgia Gulf Corporation and prior to that as the Controller of the Resins Division of Georgia Pacific Corporation. Mr. Marchese is a director of Nalco Holding Company, BlueLinx Holdings, Inc. and Texas Petrochemicals, Inc. Mr. Marchese brings extensive finance and operations experience to the board. His experience as a director of public companies in various industries enables Mr. Marchese to bring a broad perspective to the Board.

Thomas R. Miklich has been a director of QDI since May 2005. He was Chief Financial Officer of OM Group, Inc., a chemical company specializing in nickel and cobalt products, from 2002 until his retirement in 2004. Prior to that, he was Chief Financial Officer and General Counsel of Invacare Corporation from 1993 to 2002. Mr. Miklich was a director of United Agri Products from 2004 until its sale in 2007. He was a director of Titan Technology Partners, a privately held IT consulting firm, from 2004 until 2007 and its CFO from 2005 until 2007. He is a director of Noranda Aluminum Holding Corporation and was previously a director of UAP Holding Corp. Mr. Miklich is a CPA (inactive) and an attorney (inactive). Mr. Miklich can provide the board with valuable insight into the environment our customers face as he has over 30 years of diverse financial and legal experience with mid-to-large capitalization public companies, including those in the chemical industry.

M. Ali Rashid has been a director of QDI since June 2005 and is a principal of Apollo. He has been employed with Apollo since 2000. Prior to joining Apollo, Mr. Rashid was employed by the Goldman Sachs Group, Inc. in the Financial Institutions Group of its Investment Banking Division from August 1998 to July

2000. Mr. Rashid received an MBA from the Stanford Graduate School of Business and graduated Magna Cum Laude and Beta Gamma Sigma from Georgetown University with a B.S. in Business Administration. He is a director of Metals USA, Inc., Realogy Corporation and Noranda Aluminum Holding Corporation. Mr. Rashid brings to the board experience with complex financial issues facing highly-leveraged organizations like us from his current position at Apollo and his prior investment banking experience. He also provides the Board with an understanding of executive compensation and incentive arrangements from his work experience and service on other public company boards of directors.

Alan H. Schumacher has been a director of QDI since May 2004. Mr. Schumacher is a member of the Federal Accounting Standards Advisory Board. From 1977 to 2000, he served in various financial positions at American National Can and American National Can Group, the last four years serving as Executive Vice President and Chief Financial Officer. Mr. Schumacher was a director of Anchor Glass Container Inc. from 2003 until 2006. Mr. Schumacher is a director of BlueLinx Holdings, Inc., Equable Ascent Financial, Traxis Group B.V. and Noranda Aluminum Holding Corporation. With his years of financial reporting experience, including service as a the Chief Financial Officer and other public company audit committees, Mr. Schumacher provides the board with experience in oversight of financial reporting and internal controls.

Thomas M. White has been a director of QDI since November 6, 2007. Mr. White joined Apollo in May 2007 as an Operating Partner in the distribution and transportation industries. He is currently serving as Chief Financial Officer of SkyLink Aviation, Inc., an Apollo owned entity based in Toronto. During 2009, Mr. White served as interim Chief Financial Officer of CEVA Group, plc, an Apollo owned entity based in the Netherlands. From 2002 to 2007, Mr. White was the Senior Vice President, Chief Financial Officer and Treasurer of Hub Group, Inc., a NASDAQ listed company providing transportation management, intermodal, truck brokerage and logistics services. Prior to joining Hub Group, Mr. White was a senior audit partner with Arthur Andersen, which he joined in 1979. Mr. White currently serves on the board of directors of CEVA Group plc, (audit committee) and Landauer, Inc., an NYSE listed company (audit committee chair and compensation committee). Mr. White served on the board of directors of FTD, Inc., an NYSE listed company until its sale in August 2008 (compensation committee chair and audit committee). Mr. White is a CPA. With his experience as a Chief Financial Officer, as a senior audit partner at Arthur Andersen, and service on other audit committees, including that of a public company, as well as his educational background, Mr. White brings an understanding of financial statements, financial reporting and internal controls, to our board. Mr. White also has management experience in the trucking sector.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, provisions of our amended and restated articles of incorporation and specific provisions of Florida laws are summaries thereof and are qualified in their entirety by reference to the Florida Business Corporation Act and our amended and restated articles of incorporation and amended and restated bylaws. Copies of our amended and restated articles of incorporation and our amended and restated bylaws have been filed with the SEC.

Under our Amended and Restated Articles of Incorporation which became effective on November 4, 2003, as amended on June 28, 2005 and May 28, 2010, our capital stock consists of 50,000,000 total authorized shares, consisting of (a) 49,000,000 shares designated as “Common Stock,” no par value per share and (b) 1,000,000 shares designated as “Preferred Stock,” no par value per share, of which 600,000 are designated as “Convertible Preferred Stock.”

No holder of shares of our capital stock shall, pursuant to our amended and restated articles of incorporation, have any preferential or preemptive right to subscribe for, purchase or receive any shares of its stock, any options or warrants for shares of its stock, any rights to subscribe to or purchase any shares or any securities which may at any time or from time to time be issued, sold or offered for sale by us.

Pursuant to the terms of certain agreements among us, Apollo and certain other of our shareholders, Apollo and certain shareholders have preemptive rights to purchase shares of our capital stock or securities containing options or warrants to acquire shares of our capital stock if we propose to issue any such securities. However, such rights are not implicated by this offering. In addition, Apollo and certain shareholders and management have piggyback registration rights entitling them to require us to register shares of our common stock owned by them in connection with certain registration statements filed by us. Such rights have either been waived or are not applicable in connection with this offering.

As of February 3, 2011, there were outstanding 21.5 million shares of common stock held by approximately 73 shareholders of record and no shares of preferred stock were outstanding. In addition, as of February 3, 2011, there were outstanding options to purchase an aggregate of approximately 2.6 million shares of common stock and outstanding warrants to purchase an aggregate of approximately 442,356 shares of common stock.

Common Stock

The holders of shares of our common stock are entitled to:

•	one vote for each share of common stock held of record on all matters submitted to a vote of shareholders;

•

receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor, after all required dividends are paid to the holders of our outstanding shares of Preferred Stock; and

•

in the event of our liquidation, dissolution or winding up, share ratably in all assets which remain after payment of all of our corporate debts and the required payment of all amounts due to the holders of our outstanding shares of Preferred Stock, if any.

Voting is noncumulative, and all shares of our common stock outstanding on December 31, 2010 were fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time, in one or more classes or series, with the relative rights, preferences, qualifications, and limitations of the shares of any class or series so established, including, without limitation, the number of shares constituting such class or series, dividend rights, conversion rights, redemption privileges, voting powers, and liquidation preferences, and the ability to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred stock then outstanding) to the extent permitted under the FBCA (as defined below), as our Board of Directors from time to time may adopt by resolution, subject to certain limitations described below.

Effect of Florida Anti-Takeover Provisions

We are subject to several anti-takeover provisions under the Florida Business Corporation Act (the “FBCA”) that may deter or hinder takeovers of Florida corporations. Florida’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the Board of Directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by our officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares that, except for Florida’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:

•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.

We are also subject to the “affiliated transactions” statute of the FBCA. The affiliated transactions statute is designed to deter coercive tender offers that are not approved by the disinterested directors and generally requires special approval for a publicly-held Florida corporation to engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder.” An interested shareholder is a person who, together with affiliates and associates, beneficially owns more than 10% of the corporation’s outstanding voting shares.

The affiliated transaction statute requires that any affiliated transaction with an interested shareholder receive the approval of either a majority of the disinterested directors or two-thirds vote of the shares held by disinterested shareholders. Absent either such approval, a statutory fair price must be paid to all of the shareholders.

Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act, or FBCA, permits, in general, a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceedings to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith for a purpose he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 607.0850(6) of the FBCA permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the FBCA. Section 607.0850 of the FBCA provides that the indemnification and advancement of expense provisions contained in the FBCA shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

In accordance with the provisions of our amended and restated bylaws and amended and restated articles of incorporation, we shall indemnify, to the fullest extent permitted by law, any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was our director or officer or is or was serving at our request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any such action, suit or other proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests or, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

In accordance with the provisions of our amended and restated bylaws and amended and restated articles of incorporation, we shall indemnify, to the fullest extent permitted by law, any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or other type of proceeding by or in our right to procure a judgment in its favor by reason of the fact that such person is or was our director or officer or is or was serving at our request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including counsel fees, including those for appeal) and amounts paid in settlement not exceeding, in the judgment of our Board of Directors, the estimated expense of litigating the action, suit, or other proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action, suit, or other proceeding, including any appeal thereof if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such action, suit, or other proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

NASDAQ Trading

Our common stock is listed on The NASDAQ Global Market under the symbol “QLTY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SELLING STOCKHOLDERS

The following table sets forth (i) the selling stockholders, (ii) as of February 3, 2011, the number of shares of common stock that each of the selling stockholders beneficially owned and the number of shares being registered for resale by each of the selling stockholders, and (iii) the number of shares of our common stock that will be beneficially owned by each of the selling stockholders, assuming that the 2,000,000 shares of our common stock offered by the selling stockholders, in the aggregate, under this prospectus supplement have been sold. The number of shares of common stock outstanding as of February 3, 2011 was 21,536,869.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days after February 3, 2011, but excludes shares of common stock underlying options or warrants held by any other person.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Class	Number of Shares of Being Offered	Number of Shares Beneficially Owned After the Offering Assuming No Exercise of Over- Allotment Option	Percentage of Class Assuming No Exercise of Over-Allotment Option	Number of Shares Being Offered in Over- Allotment Option	Number of Shares Beneficially Owned After the Offering Assuming Full Exercise of Over- Allotment Option	Percentage of Class Assuming Full Exercise of Over- Allotment Option
Apollo Investment Fund III, L.P.(1)	10,482,530	48.7%	2,000,000	8,482,530	36.0%	600,000	7,882,530	33.5%

(1)	Includes shares owned by Apollo Overseas Partners III, L.P., a Delaware limited partnership, and Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom. Also includes 85,521 shares owned by an institutional investor as to which Apollo has sole voting power pursuant to the irrevocable proxy granted by such institutional investor in the Amended and Restated Common and Preferred Stock Purchase and Shareholder Agreement, dated as of August 28, 1998 thereto as amended by Amendment No. 1 dated April 2, 2002. The address of Apollo Investment Fund III, L.P. is c/o Apollo Advisors III, L.P., Two Manhattanville Road, Purchase, New York 10577.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion describes material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) relating to the purchase, ownership, and disposition of our common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (the “Regulations”), and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences materially different from those summarized below.

This summary assumes that our common stock is and will be held as a capital asset. This summary does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this summary does not purport to address all tax considerations that may be applicable to a particular holder’s circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, dealers, brokers or traders in securities, currencies or commodities, holders that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, former U.S. citizens or long-term residents, partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein, holders holding our common stock as a position in a hedging transaction, “straddle,” “conversion transaction”, other “synthetic security” or integrated transaction, or other risk-reduction transaction, holders deemed to sell our common stock under the constructive sale provisions of the Code, current or former holders, directly, indirectly or constructively, of five percent or more of our common stock or holders who acquired our common stock through the exercise of employee stock options or otherwise as compensation.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election in effect under applicable Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of common stock (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership purchasing common stock, you should consult your tax advisor regarding the tax consequences relating to the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE

APPLICATION OF NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION.

Dividends. As discussed above under “Dividend Policy,” we currently do not pay dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Dividends paid to you, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements, including the completion of Internal Revenue Service Form W-8ECI (or any successor form), must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you wish to claim the benefit of an applicable treaty with respect to the withholding tax on dividends, you will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Common Stock. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if certain tax treaties apply, is attributable to your U.S. permanent establishment;

•	you are an individual and are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including by providing a correct and properly executed

Internal Revenue Service Form W-8BEN or otherwise establishes an exemption. We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable tax treaty.

Under U.S. Treasury regulations, payments of proceeds from the sale of our common stock effected through a foreign office of a broker generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with significant U.S. ownership or that is engaged in a U.S. trade or business, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is a Non-U.S. Holder or is otherwise entitled to an exemption (and the broker has no knowledge or reason to know to the contrary), and other applicable certification requirements are met. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

Recent Legislation. Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated February 3, 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and RBC Capital Markets, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	1,720,000
Goldman, Sachs & Co.	800,000
RBC Capital Markets, LLC	580,000
Stifel, Nicolaus & Company, Incorporated	340,000
SunTrust Robinson Humphrey, Inc.	160,000
Cantor Fitzgerald & Co.	120,000
Moelis & Company LLC	120,000
Ladenburg Thalmann & Co. Inc.	80,000
Sterne, Agee & Leach, Inc.	80,000

Total	4,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. The selling shareholders will be obligated, pursuant to the over-allotment option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.285 per share. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$0.475	$0.475	$950,000	$950,000
Underwriting discounts and commissions paid by the selling stockholders	$0.475	$0.475	$950,000	$1,235,000

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $0.8 million and are payable by us.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The restrictions described in the paragraph above do not apply to:

•	the issuance and sale of shares of common stock by us to the underwriters in connection with this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof; and

•	issuances of shares of common stock or grants of options to purchase shares under our employee benefit plans existing on the date hereof.

Our officers, directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The restrictions described in the paragraph above do not apply to:

•	the sale of shares of common stock by the selling stockholders to the underwriters in connection with this offering;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the date of this prospectus supplement, as long as no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions, other than a filing made after the expiration of the restricted period;

•

transfers of shares of common stock or any security convertible into common stock as a bona fide gift, by will or intestacy or to family members or trusts, provided that the recipients agree to be bound by the restrictions described above, no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made in connection therewith during the restricted period and such transfer shall not involve a disposition for value;

•

distributions of shares of common stock or any security convertible into shares of common stock to partners, members, wholly owned subsidiaries or stockholders of the selling stockholder, provided that the recipients agree to be bound by the restrictions described above, no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made in connection therewith during the restricted period and such transfer shall not involve a disposition for value;

•

shares of common stock or any security convertible into common stock acquired upon the cashless exercise of stock options granted pursuant to our employee benefit plans existing on the date hereof, provided no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made in connection therewith during the restricted period and the shares received upon such exercise are subject to the restrictions described above; and

•

transfers of shares of common stock or any security convertible into common stock pursuant to a sale of 100% of our outstanding shares (including in connection with a tender offer for such shares or by way of merger of us with another person) to a third party or group of third parties that are not affiliates of us, provided that the opportunity to participate in such transaction is offered to all holders or, with respect to any statutory merger or consolidation in which we are the constituent company, the participation of holders is not voluntary.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Market under the symbol “QLTY.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking and other services for us and our affiliates in the ordinary course of business, for which they received and will receive customary fees and expenses. In particular, certain affiliates of Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. are lenders and, in certain instances, agents under the ABL Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

A prospectus (which term includes any prospectus supplement or free writing prospectus filed with the SEC in connection therewith) in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the

Relevant Implementation Date) it has not made and will not make an offer of the shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter represents that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

CONFLICTS OF INTEREST

Affiliates of Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. which are underwriters, are lenders and/or agents under the ABL Facility and may receive more than five percent of the net proceeds of this offering as a result of our intention to repay outstanding borrowings under the ABL Facility. Thus, Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. have a “conflict of interest” under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121, which requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the prospectus and exercise the usual standards of due diligence in respect thereto. RBC Capital Markets, LLC is acting as the qualified independent underwriter and will not receive any compensation in such capacity. We have agreed to indemnify RBC Capital Markets, LLC in its capacity as the qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that it may be required to make in that respect. In accordance with FINRA Rule 5121, Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. will not make sales to discretionary accounts without the prior written consent of the customer.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Shumaker Loop & Kendrick, LLP, Tampa Florida. Certain legal matters will be passed upon for us and the selling stockholders by O’Melveny & Myers LLP, New York, New York. Davis Polk & Wardwell, New York, New York will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 with the SEC regarding this offering. This prospectus supplement and the accompanying prospectus, which are part of the registration statement, do not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.qualitydistribution.com. Information contained on our website or any other website does not constitute a part of this prospectus supplement or the accompanying prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

The SEC allows us to incorporate by reference into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement or the accompanying prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus supplement and the accompanying prospectus. In all cases, you should rely on the later information over different information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Company’s Definitive Proxy Statement on Schedule 14A filed on April 26, 2010);

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

•

Our Current Reports on Form 8-K filed on April 19, 2010, May 5, 2010, May 28, 2010, July 19, 2010, July 22, 2010, July 28, 2010, October 26, 2010, November 2, 2010, November 4, 2010, November 8, 2010, December 21, 2010, January 7, 2011 and February 1, 2011; and

•

The description of our common stock contained in the Registration Statement on Form 8-A filed on November 5, 2003, including any amendments or reports filed for the purposes of updating such description.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of the offerings being made by this prospectus supplement and the accompanying prospectus shall also be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part hereof from the respective dates of the filing of such documents (other than any such documents, or portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under that Act). If we have incorporated by reference any statement or information in this prospectus supplement and the accompanying prospectus and we subsequently modify that statement or information with information contained in this prospectus supplement and the accompanying prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus supplement and the accompanying prospectus is also modified or superseded in the same manner.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

Exhibits to any documents incorporated by reference in this prospectus supplement or the accompanying prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus supplement or the accompanying prospectus.

4,600,000 Shares

Quality Distribution, Inc.

Common Stock

We may offer and sell, from time to time, 2,000,000 shares of our common stock in amounts, at prices and on terms that we will decide at the time of the offering. In addition, our stockholders may offer and sell, from time to time, 2,600,000 shares of our common stock. Our common stock covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We will provide the specific terms of these offers and sales by us and the selling stockholders in supplements to this prospectus. This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement. You should read this prospectus and any supplements carefully before you invest. We may, and the selling stockholders may, offer common stock directly to investors or through agents, underwriters, or dealers. If any agents, underwriters, or dealers are involved in the sale of any of our common stock, their name and any applicable purchase price, fee, commission or discount arrangement will be set forth in the applicable prospectus supplement.

Our common stock is traded on The NASDAQ Global Market under the symbol “QLTY.” The last reported sale price on January 31, 2011 was $9.19 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2011

We have not authorized to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized anyone to provide you with any other information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document. This document may only be used where it is legal to sell these securities.

The distribution of this prospectus in some jurisdictions may be restricted by law. Persons who receive this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, unless the context otherwise requires or indicates, (i) the terms “our company,” “Quality Distribution,” “QDI,” “we,” “us” and “our” refer to Quality Distribution, Inc. and its consolidated subsidiaries and their predecessors and (ii) the term “QD LLC” refers to our wholly owned subsidiary, Quality Distribution, LLC, and its consolidated subsidiaries and their predecessors.

i

Prospectus Summary

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell, from time to time, shares of our common stock, in one or more offerings and at prices and on terms that we determine at the time of the offering. In addition, our stockholders may offer and sell, from time to time, shares of our common stock. This prospectus provides you with a general description of the common stock that is offered or may be offered in the future. Each time we or the selling stockholders offer any of our common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplements may add, update or change information contained in this prospectus. To the extent that any statement we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Quality Distribution, Inc.

We operate the largest chemical bulk tank truck network in North America through our wholly owned subsidiary QCI, and are the largest North American provider of ISO (International Organization for Standardization) tank container transportation and depot services through our wholly owned subsidiary, Boasso.

The bulk tank truck market in North America includes all products shipped by bulk tank truck carriers and consists primarily of liquid and dry bulk chemicals (including plastics) and bulk dry and liquid food-grade products. We primarily transport a broad range of chemical products and provide our customers with logistics and other value-added services. We are a core carrier for many of the major companies engaged in chemical processing including Ashland, BASF, Dow, DuPont, ExxonMobil, Georgia-Pacific, Honeywell, PPG Industries, Procter & Gamble, Sunoco and Unilever, and we provide services to most of the top 100 chemical producers with United States operations.

Our transportation revenue is a function of the volume of shipments by the bulk chemical industry, prices, the average number of miles driven per load, our market share and the allocation of shipments between tank truck transportation and other modes of transportation such as rail. The volume of shipments of chemical products is, in turn, affected by many other industries and end use markets, including consumer and industrial products, paints and coatings, paper and packaging, agriculture and food products, and tends to vary with changing economic conditions.

Boasso is the leading North American provider of ISO tank container transportation and depot services with eight terminals located in the eastern half of the United States. In addition to intermodal ISO tank transportation services, Boasso provides tank cleaning, heating, testing, maintenance and storage services to customers. Boasso provides local and over-the-road trucking primarily within the proximity of the port cities where its depots are located and also sells equipment that its customers use for portable alternative storage or office space. Demand for ISO tank containers is impacted by the volume of imports and exports of chemicals through United States ports. Boasso’s revenues are accordingly impacted by this import/export volume, in particular the number of shipments through ports at which Boasso has terminals and the volume of rail shipments from ports at which Boasso has terminals, as well as by Boasso’s market share. Economic conditions and differences among the laws and currencies of nations may impact the volume of shipments as well.

Our company is a Florida corporation formed in 1994. Our principal executive offices are located at 4041 Park Oaks Blvd., Suite 200, Tampa, Florida, 33610, and our telephone number is (813) 630-5826. We are a holding company with no significant assets or operations other than the ownership of 100% of the membership units of QD LLC.

Forward-Looking Statements and Certain Considerations

This prospectus along with other documents that are publicly disseminated by us contain or might contain forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements included in this prospectus and in any subsequent filings made by us with the SEC, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future, are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, earnings, capital structure and other financial items, (ii) statements of our plans and objectives, (iii) statements of expected future economic performance, and (iv) assumptions underlying statements regarding us or our business. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “intends,” “anticipates” or “scheduled to” or the negatives of those terms, or other variations of those terms or comparable language, or by discussions of strategy or other intentions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our actual results to be materially different from the forward-looking statements include the risks and other factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Quarterly Report on Form 10-Q for the period ended March 31, 2010, our Quarterly Report on Form 10-Q for the period ended June 30, 2010 and our Quarterly Report on Form 10-Q for the period ended September 30, 2010, each of which is incorporated herein by reference, as well as in this prospectus. Some of these factors include:

•	the effect of local and national economic, credit and capital market conditions on the economy in general, and on the particular industries in which we operate,

•	turmoil in credit and capital markets,

•	access to available and reasonable financing on a timely basis,

•	availability and price of diesel fuel,

•	adverse weather conditions,

•	competition and rate fluctuations,

•	our substantial leverage and restrictions contained in our debt arrangements and interest rate fluctuations in our floating rate indebtedness,

•

the cyclical nature of the transportation industry due to various economic factors such as excess capacity in the industry, the availability of qualified drivers, changes in fuel and insurance prices, interest rate fluctuations, and downturns in customers’ business cycles and shipping requirements,

•	potential disruption at U.S. ports of entry,

•	our substantial dependence on affiliates and independent owner-operators and our ability to attract and retain drivers,

•	the loss of one or more of our major customers or a material reduction in the services we perform for such customers.

•	our ability to effectively manage terminal operations that are converted from company-operated to affiliate,

•	changes in the future, or our inability to comply with, governmental regulations and legislative changes affecting the transportation industry,

•

our ability to comply with current and future environmental regulations and the increasing costs relating to environmental compliance including those relating to the control of greenhouse gas emissions, such as market-based (cap-and-trade) mechanisms,

•

our liability as a self-insurer to the extent of our deductibles, as well as our ability or inability to reduce our claims exposure through insurance due to changing conditions and pricing in the insurance marketplace,

•	the cost of complying with existing and future anti-terrorism security measures enacted by federal, state and municipal authorities,

•	the potential loss of our ability to use net operating losses to offset future income,

•	increased unionization, which could increase our operating costs or constrain operating flexibility,

•	changes in senior management,

•	our ability to successfully manage workforce restructurings,

•	our liability for our proportionate share of unfunded vested benefit liabilities in the event of our withdrawal from any of our multi-employer pension plans,

•	our ability to successfully identify acquisition opportunities, consummate such acquisitions and integrate acquired businesses,

•	potential future impairment charges,

•	changes in planned or actual capital expenditures due to operating needs, changes in regulation, covenants in our debt arrangements and other expenses, including interest expenses, and

•	the interests of Apollo Management, L.P., which controls our largest shareholder, which may conflict with your interests.

In addition, there may be other factors that could cause our actual results and financial condition to be materially different from the results referenced in the forward-looking statements. For example, the cost estimates and expected cost savings for our recent reduction in workforce were determined based upon the operating information and upon certain assumptions that we believe to be reasonable. The estimates are subject to a number of assumptions, which depend upon the actions of persons other than us or other factors beyond our control.

All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

Use of Proceeds

Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of our common stock from time to time as our board of directors may determine, principally to repay or refinance our indebtedness and for general corporate purposes. We may temporarily invest net proceeds from the sale of our common stock in short-term securities. We will not receive any proceeds from the sale of shares of our common stock by our stockholders. See “Plan of Distribution.”

Plan of Distribution

We and the selling stockholders currently intend to offer and sell pursuant to one or more prospectus supplements, from time to time, the shares of our common stock offered by this prospectus, in one or more underwritten or other public offerings and at prices and on terms that will be determined at the time of the offering. The selling stockholders initially acquired their shares of our common stock in private placement transactions completed prior to the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. In addition, we have agreed to indemnify the selling stockholders against certain liabilities in connection with the offering of the shares of common stock offered hereby. The selling stockholders will pay for all selling discounts and commissions, if any, on the shares of stock offered by them.

However, we and/or the selling stockholders also may offer and sell our common stock, as applicable:

•	through agents or underwriters;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

•	through a combination of any of these methods of sale.

The distribution of our common stock may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Offers to purchase our common stock may be solicited by agents designated by us and/or the selling stockholders from time to time. Any agent involved in the offer or sale of our common stock will be named, and any commissions payable by us and/or the selling stockholders to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

The selling stockholders may transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144.

If we and/or the selling stockholders offer and sell our common stock through an underwriter or underwriters, we and/or the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which, along with this prospectus, will be used by the underwriters to make resales of our common stock. If underwriters are used in the sale of any of our common stock in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us and/or the selling stockholders at the time of sale. Our common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of our common stock, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of our common stock the underwriters will be obligated to purchase all such securities if any are purchased. Underwriting compensation in connection with any offering will not exceed 8% of gross offering proceeds.

If any underwriters are involved in the offer and sale of our common stock, they will be permitted to engage in transactions that maintain or otherwise affect the price of the common stock or other securities of ours. These transactions may include over-allotment transactions, purchases to cover short positions created by an underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares of common stock than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of common stock to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase common stock on the open market to reduce their short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such common stock as part of the offering.

If we and/or the selling stockholders offer and sell our common stock through a dealer, we, the selling stockholders or an underwriter will sell our common stock to the dealer, as principal. The dealer may then resell our common stock to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of our common stock so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

We and/or the selling stockholders may solicit offers to purchase our common stock directly and we and/or the selling stockholders may sell our common stock directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

We and/or the selling stockholders may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement.

Some of the agents, underwriters or dealers or their affiliates may be customers of, engage in transactions with or perform services for us, the selling stockholders or any of our or their affiliates in the ordinary course of business.

We and/or the selling stockholders may authorize our respective agents or underwriters to solicit offers to purchase our common stock at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of our common stock sold will be made under the contracts and any conditions to each party’s performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of our common stock under delayed delivery contracts will also be described in the applicable prospectus supplement.

The selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profit they realize on the resale of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

From time to time, the selling stockholders may pledge or grant a security interest in some or all of our shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by them in other circumstances. The number of shares of our common stock beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares of our common stock or default in performing obligations secured by their shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be the selling stockholders for purposes of this prospectus.

If we sell any common shares pursuant to a prospectus supplement, the shares will be listed on The NASDAQ Global Market.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Shumaker Loop & Kendrick, LLP.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed a Registration Statement on Form S-3 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.qualitydistribution.com. Information contained on our website or any other website does not constitute a part of this prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution, Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Company’s Definitive Proxy Statement on Schedule 14A filed on April 26, 2010);

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

•

Our Current Reports on Form 8-K filed on April 19, 2010, May 5, 2010, May 28, 2010, July 19, 2010, July 22, 2010, July 28, 2010, October 26, 2010, November 2, 2010, November 4, 2010, November 8, 2010, December 21, 2010 and January 7, 2011; and

•

The description of our common stock contained in the Registration Statement on Form 8-A filed on November 5, 2003, including any amendments or reports filed for the purposes of updating such description.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of the offerings being made by this prospectus shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents (other than any such documents, or portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act). If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution, Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.